02029967

APR 8 2002

P.E 12-31-2001

regency centers

2001 ANNUAL REPORT

What Matters Most

Financial Highlights

(in thousands, except per-share data)	2001	2000	1999	1998	1997
Net Income	$ 100,664	87,611	89,846	50,590	27,402
Earnings Per Share (diluted)	$ 1.69	1.49	1.16	1.75	1.23
Funds From Operations (FFO)	$ 168,957	158,794	140,989	67,121	44,663
FFO Per Share	$ 2.78	2.64	2.45	2.25	1.97
Revenues	$ 388,550	361,583	301,887	143,296	97,336
Net Operating Income	$ 264,641	248,922	215,501	99,643	65,951
Real Estate Investments, at cost	$ 3,156,831	2,943,627	2,636,193	1,250,332	833,402
Number of Properties Owned	272	261	237	140	102
Company-Owned Gross Leasable Area (GLA)	29,089	27,991	24,995	14,768	10,189
GLA Percent Leased - Operating Properties	94.9%	95.4%	95.0%	93.6%	93.9%

Operating Highlights

An excellent year for Regency Centers

- Realized an increase in net income of 14.9 percent to $100.7 million, while attaining growth in earnings per share of 13.4 percent to $1.69.
- Increased funds from operations (FFO) by 6.4 percent to $169.0 million and increased FFO per share by 5.3 percent to $2.78.
- Achieved 3.2 percent same-property net operating income growth as a result of growing same-store rents by 10 percent and maintaining a 95 percent occupancy rate.
- Completed new developments totaling $178 million.
- Enhanced the superiority of our portfolio through our Premier Customer Initiative program.
- Implemented a cost-effective, self-funding center recycling program.
- Expanded two major joint venture programs with the Oregon Public Employees Retirement Fund and Macquarie CountryWide Trust.
- Worked with Hewitt Associates on an employee survey that showed that Regency employees are the most engaged employees that Hewitt had ever surveyed, with 88 percent indicating a desire to be employed by Regency Centers three to five years from now.



Contents

Regency Centers' Geographic Distribution


Seattle
Portland
Sacramento
San Francisco
Los Angeles
Orange County
San Diego
Phoenix
Denver
Colorado Springs
Dallas/Ft. Worth
Austin
Houston
Chicago
Detroit
Columbus
Cincinnati
St. Louis
Nashville
Birmingham
Atlanta
Raleigh
Jacksonville
Tampa/Orlando
W. Palm Beach
Miami/Ft. Lauderdale

(#) **Regency Centers' Properties** (#) **Regency Centers' Properties and Regional Office**

Map does not include single-tenant properties

Regency Centers' high-quality, national real estate portfolio is composed of 272 retail properties encompassing 29.1 million square feet, with the majority in 41 of the nation's 100 largest and most prosperous metropolitan markets. Regency Centers had approximately $622 million of new shopping center developments and redevelopments underway at year-end 2001. The Company's offices are located in 18 markets around the country.

Relationships Based on:

Dependability
Mutual Trust
Common Values
Responsiveness
Teamwork

Regency Centers is the nation's leading owner, operator and developer of grocery-anchored neighborhood and community shopping centers. The Company's high-quality, $3.2 billion national real estate portfolio is composed of 272 strategically located retail properties, that encompass 29.1 million square feet primarily located in 41 of the nation's 100 largest and most prosperous metropolitan markets.

Regency's properties are anchored by preeminent supermarket chains including Kroger, Publix, Safeway and Albertson's, and they are bolstered by such well-known and successful specialty stores as Hallmark, Blockbuster Video, Great Clips, Starbucks and Radio Shack. More than 75 percent of Regency's portfolio is leased to national and regional retailers, and nearly all of the Company's grocery-anchored tenants are among the top three in terms of market share within their respective markets. Regency's centers, which are 95 percent leased, are located in communities that feature attractive population and household income demographics.



Headquartered in Jacksonville, Florida, Regency Centers has 369 employees in 18 market offices from coast to coast. Founded in 1963 by Joan and Martin Stein, and established as a real estate investment trust (REIT) in 1993, Regency Centers' common shares trade on the New York Stock Exchange under the symbol REG.








From our earliest days, when Regency was founded as a family-owned and managed company, cultivating relationships has been at the very heart of our Company's philosophy and culture.



AMERIGE HEIGHTS TOWN CENTER, FULLERTON, CALIF. 262,387 SQUARE FEET

To Our Shareholders:



Martin E. Stein, Jr. *Chairman and Chief Executive Officer* **Mary Lou Fiala** *President and Chief Operating Officer*

March 2002

For every American, 2001 will be forever defined by the tragic events of a single day. During the year, we confronted the greatest national tragedy of our lifetime, and together we mourned all that we had lost: the lives of thousands of fellow Americans, our sense of personal and national security, and the innocence of our great nation. But after the fateful day of September 11, we were also grateful for all that we had gained: a rekindled spirit built on heroic acts, a renewed sense of national unity, and a keen understanding of how deeply we value the things that matter most — our relationships with our families, our friends and our communities.

Like all Americans, we at Regency Centers have been profoundly moved by our country's emphasis on revitalizing personal ties — in part, because we credit our Company's success to our own commitment to nurturing personal relationships. From our earliest days, when Regency was founded as a family-owned and managed company, cultivating relationships has been at the very heart of our Company's philosophy and culture. Our steadfast dedication to this core value has yielded long-lasting ties with our grocery anchors, side-shop specialty retailers, joint venture partners, employees, shareholders, and the communities that we serve. The strength of these associations has helped us to build a high-quality, national real estate portfolio, customer-driven development programs and industry-leading operating systems, while generating consistently strong financial and operating performance.

Our continuing success is evidenced by the fact that we were able to deliver a solid performance in 2001, in spite of an uncertain business environment characterized by an unstable economy, an uneven retail climate and shaky consumer confidence. We are proud to report that, despite these challenges, net income rose to $100.7 million, or $1.69 per share, an increase of 13.4 percent per share compared with $87.6 million, or $1.49 per share in 2000. Funds from operations rose to $169 million, or $2.78 per share, an increase of 5.3 percent per share, compared with $158.8 million, or $2.64 per share, in 2000. These results are particularly notable in that we achieved them at a time when we were transitioning to a strategy of owning the majority of our new core developments — a plan that provides us with greater sustainable per-share growth, while increasing the quality and value of our portfolio. Same-store net operating income (NOI) grew 3.2 percent, driven by rental revenues that were more than 10 percent higher for new leases and renewals. Occupancies remained high, at close to 95 percent. During the year, Regency Centers also invested $332.7 million in new developments and acquisitions.

We are often asked why Regency Centers performs as steadily as we do during nearly every economic cycle. In addition to our strong relationships, we attribute our performance to the superior nature of our core portfolio: a high-quality, national collection of conveniently located neighborhood and community shopping centers, composed of market-dominant grocery anchors and premier side-shop specialty tenants that, together, fulfill vital consumer needs. Nearly 90 percent of our grocery-anchored centers are anchored by one of the top three grocery chains in the respective market, including Kroger, Publix, Safeway and Albertson's. These centers also feature such successful side-shop tenants as Blockbuster Video, RadioShack, Great Clips and Starbucks. Collectively, these tenants offer shoppers the necessary goods that they require on a



daily basis, regardless of economic conditions. In fact, more than 90 percent of our rental revenues in 2001 were generated by retail categories that experienced positive sales growth during the last recession. Though we recognize that we are not invulnerable to the effects of a weak economy, we believe that the quality of our core portfolio enables us to shine in a strong market, while insulating us during an economic downturn.

Our portfolio's solid fundamentals also helped to sustain the momentum of our customer-driven development program during 2001. In recognition of the uncertain economic outlook, we conservatively trimmed our development starts for the year. However, we still invested $305 million in 37 shopping centers and single-tenant properties under development or redevelopment, and four properties undergoing renovation — projects that collectively represent $622 million in investment when completed and projects that we believe should produce an unleveraged return on investment of 10 to 10.5 percent. What is especially noteworthy is that the lackluster retail environment did not significantly impact leasing anywhere in our development pipeline and, at year end, more than





KROGER
BLOCKBUSTER
Publix
RadioShack

Nearly 90 percent of our grocery-anchored centers are anchored by one of the top three grocery chains in the respective market, including Kroger, Publix, Safeway and Albertson's. These centers also feature such successful side-shop tenants as Blockbuster Video, RadioShack, Great Clips and Starbucks.

82 percent of our space was either already leased or under negotiation. We credit these strong leasing patterns to three factors: the strength of our grocery anchors, the attractive trade areas in which we undertake development, and the success of our Premier Customer Initiative program (PCI), a relationship-based retail operating strategy that provides specialty side-shop retailers with access to multiple prime locations in top markets.

During the year, we also focused sharply on our recently refined self-funding business model, which utilizes center "recycling" as a key component. Our recycling strategy calls for us to redeploy the proceeds from the sales of outparcels, non-core developments and low-growth, lower-quality operating properties into new higher-quality developments and acquisitions that we expect to generate sustainable NOI growth and more attractive returns on invested capital. Consistent with this strategy, we generated $142 million in proceeds from the sale of outparcels, developments and operating properties in 2001. In 2002, we expect the sales from these sources to increase, and we anticipate recycling the proceeds into higher-quality new developments and operating properties.

Financial strength and flexibility are always crucial, particularly in uncertain times,



SHOWN FROM LEFT: **Keith Smith** - *VP, Construction* **Debbie Sanders** - *Development Accountant* **Stuart Brackenridge** - *VP, Investment Services* **Mike Carter** - *VP, Investments*

We expect the quality of our grocery-anchored core portfolio to drive growth and deliver solid operating results, steady income and strong cash flow that equals or outperforms that of our peers.

and during 2001 we continued to pursue measures to bolster our balance sheet. We substantially grew and leveraged Regency's two important institutional joint venture partnerships with the Oregon Public Employees Retirement Fund and Macquarie CountryWide Trust to invest in grocery-anchored neighborhood and community shopping centers. We modified and extended our $600 million unsecured revolving credit line, negotiating a more favorable interest rate in the process. We took advantage of a favorable interest rate environment and raised $220 million in permanent capital through the issuance of ten-year notes, the proceeds of which were used to pay down our credit line. We also received debt-rating reaffirmations by Moody's, Standard and Poor's and Fitch of Baa2, BBB and BBB+, respectively.

As Regency Centers enters 2002, we do so with a select number of focused goals as well as the core strengths required to fulfill them. Our primary objective is to enhance our position as the leading national owner, operator and developer of grocery-anchored shopping centers. Though we are concerned that the retail environment may continue to weaken during the year, we see few signals that the slowing economy is having a







measurable impact on our operations. We expect the quality of our grocery-anchored core portfolio to drive growth and deliver solid operating results, steady income and strong cash flow that equal or outperform that of our peers.

We also expect to leverage our experience, capabilities, and rising investor interest in the grocery-anchored sector to expand our joint venture program with the Oregon Public Employees Retirement Fund and Macquarie CountryWide Trust, thereby gaining a higher return on invested capital (ROIC). In the coming year, we plan to start more than $300 million in new developments, as well as to continue to identify and act on new acquisition opportunities.

In addition, we are enthusiastic about our new relationship with GE Capital, which is the result of an agreement made by GE Capital Real Estate in late 2001 to acquire Security Capital Group, a major Regency shareholder with a 60 percent interest in our Company. Over the years, Security Capital has been a superb partner, and the company's management team, including William D. Sanders, Ronald Blankenship and Tom Wattles, has played a key role in helping to build Regency Centers into the nation's leading grocery-anchored neighborhood shopping center company. In fact, since Security Capital first acquired its ownership in our Company in 1996, Regency Centers has averaged a total return to public shareholders of approximately 20 percent, reflecting, in part, Security Capital's staunch support of our growth strategy. We recognize that our new relationship with GE Capital has the potential to contribute similar value to our Company and to our shareholders, making it an exciting new alliance.

The Regency management team sees the future as very promising. Though we remain watchful of the economic environment, we are optimistic about the long-term outlook for the grocery-anchored sector and Regency's leadership position within that sector. We are also well positioned to take advantage of new opportunities. We have a management team that is the most capable in our industry. We have a high-quality, national portfolio that is specifically focused on grocery-anchored centers, which remain strong even in times of recession. We have value-added operating capabilities, as well as joint venture programs and customer-driven development, which means that our projects are pre-leased and non-speculative. We have a self-funding business model that enables us to finance our growth cost-effectively. We have a brand that is not only the most recognizable in our industry, but is synonymous with quality. We have a moderate debt-to-asset ratio of 42 percent, a significant capacity to mortgage assets, and a strong, flexible balance sheet, which provide us with capital markets flexibility and the ability to exploit new opportunities at a time when many in our industry may not be as fortunate. And we have an outstanding Board, whose members guide Regency with sound advice, substantial public company experience and streetwise common sense.



Above all, we have enduring relationships with our key retail customers, investors and employees, all of whom have long provided our Company with a foundation for success and profitability. At Regency Centers, we have always known that these relationships are both our lifeblood and our life's work — and never before were these beliefs reinforced so clearly as in 2001.

As we reflect on the momentous events of this past year, we are mindful that as a nation, we must draw meaning from them and move forward. We speak on behalf of the entire Regency team when we say that we are proud of what our nation has learned — namely, that heroism is more powerful than terrorism, that our connections to other people are what truly make us strong, and that relationships — our personal relationships — are ultimately what matter most.

Martin E. Stein, Jr.	Mary Lou Fiala
Chairman and Chief Executive Officer	President and Chief Operating Officer





"…our connections to other people are what truly make us strong, and that relationships — our personal relationships are ultimately what matter most."


CAT

SHOWN FROM LEFT: **Dan Whitehead** - *Sr. Manager, Construction* **Bill Coats** - *VP, Investments* **John Euart** - *Managing Director, Investments* **Jason Horne** - *Manager, Investments* SHOWN AT TRACE CROSSING, BIRMINGHAM, ALA.

What Matters Most:

Dependability



In Regency's view, success is a product of how well you work with your customer

and how effectively you perform for him or her over time. That view was validated once again when Publix Supermarkets, Inc., an employee-owned supermarket chain acclaimed for its quality and commitment to service, launched a plan in September 2000 to expand into the Birmingham, Ala., market. The Publix executive committee had identified Birmingham as a metropolitan area that represented tremendous growth opportunities. Publix already had a long-standing relationship with Regency Centers, its largest landlord. As a result, Publix management invited Regency's John F. Euart, Jr., Managing Director of Investments in the Southeast, to Publix headquarters in Lakeland, Fla., to discuss new development opportunities.

Regency's assignment was challenging — to work with Publix to control multiple development sites in Birmingham for its supermarkets without raising excessive market awareness, which could alert grocery competitors and inflate real estate prices.

John Frazier, Vice President – Real Estate at Publix said, "Our initial entry into Birmingham called for a 'stealth approach,' and required support from experienced, trusted and proven performers. We knew John and his team exemplified all of these attributes, and we appreciate their contribution to our success in the Birmingham market." Euart said, "Our companies — and we, as individuals — have worked together on so many transactions over the years that we are comfortable with one another. We have come to trust each other and depend on one another to do the job the right way." By year-end 2001, Regency had committed more than $27 million on three approved Publix development sites in Birmingham, with several additional investment opportunities on the horizon.

"Regency views business from a long-term perspective. That makes lasting relationships central to the Company's success."

John F. Euart, Jr.
Managing Director, Investments Southeast


STARBUCKS COFFEE

SHOWN FROM LEFT: **Gregg Sadowsky** - *VP, Regional Operations* **John Compton** - *VP, Regional Operations* **Mike Kinsella** - *VP, Regional Operations* **David Schulman** - *VP, Regional Operations* **Patrick Krejs** - *VP, Regional Operations* **John Pharr** - *SVP, Operations* **Deborah Froeb** - *VP, Regional Operations* **Doug Shaffer** - *VP, Regional Operations* **Enrique Legaspi** - *VP, Regional Operations*

What Matters Most:

Mutual Trust



When a business relationship grows into a business partnership,

everyone involved benefits, as evidenced by the growing alliance between Regency Centers and Starbucks Coffee Company. Starbucks, the leading retailer, roaster and brand of specialty coffee in the world, has been a valued Regency tenant for a number of years. The two companies have enjoyed a rewarding relationship on the West Coast, but in November 1999, Regency and Starbucks sat down to determine how to strengthen the relationship and expand it to a national level. "We had a clear intention of leveraging our common strengths," said Gabrielle Tierney, Starbucks' National Director of Retail Alliances. This goal required a thorough understanding of one another's business needs and growth strategies.

The odds for success were high from the outset. Starbucks' 4,200 owned and licensed U.S. stores are extremely popular with customers and they tend to generate tremendous customer traffic.

What's more, the company has performed exceedingly well within its sector and has pursued an aggressive growth strategy for a number of years. Meanwhile, Regency offers Starbucks the unique value of its Premier Customer Initiative (PCI) program, which provides "best-in-class" tenants with access to prime space in excellent locations. "It was a good match from the start," said Regency's Gregg Sadowsky, Vice President, Regional Operations. "We could provide the prime real estate that Starbucks needed to grow. The combination of Regency's customer-driven development strategy and Starbucks' aggressive expansion plans allowed Starbucks to triple the number of stores in Regency's centers over the past two years."

Sadowsky also detailed the value that Regency added to the relationship. "The standardized nationwide leases that we provide under our PCI plan are part of an effort to improve the pace of the leasing process. This benefits both companies: Starbucks can open stores more promptly and Regency can occupy its centers at a faster rate." Tierney agreed. "The template lease agreement has streamlined our development process and has increased our mutual effectiveness in closing transactions." The value of Regency's standardized leases is evidenced in the number of new leases signed by Starbucks. In 2001, Starbucks opened 20 stores in Regency's centers, up from nine in 2000. "I can't speak highly enough about our alliance with Regency," said Tierney. "It serves as a model within Starbucks – a credit to the strong foundation and relationship we've built together and enjoy today."

"Regency's retailers know that we are committed not just to the current project, but also to future projects. Our relationships are built on trust and Regency has the team in place to continue to earn that trust."

James G. Buis
Managing Director, Investments Southwest and Midwest


Albertsons

SHOWN FROM LEFT: **Lisa Palmer** - *VP, Capital Markets* **Martin E. Stein, Jr.** - *Chairman and Chief Executive Officer*
SHOWN AT HEBRON PARKWAY PLAZA, DALLAS, TEXAS

What Matters Most:

Common Values



Being the market leader is not only an enviable position for Regency —

it's also a status that can often open the door to exciting new growth opportunities. For example, in the late 1990s, Macquarie CountryWide Trust, a leading Sydney, Australia-based listed property trust, undertook a strategic initiative to expand its presence in the United States. With the vision that there were substantial investment opportunities and profitability potential in the U.S., it began to search for the ideal U.S.-based partner. In 1999, Mark Baillie, then CountryWide's Chief Executive Officer, saw a trade advertisement for Regency Centers at the annual International Council of Shopping Centers. "I contacted Regency's Chairman and Chief Executive Officer Hap Stein," said Baillie.

"It took only a moment to realize that we shared an important common characteristic: We were both the leading grocery-anchored neighborhood shopping center companies in our respective countries."

Stein and Baillie soon met and forged a solid relationship based on mutual respect and trust. "We recognized that CountryWide would be a good partner and would provide Regency with expanded access to capital," said Stein. "CountryWide, on the other hand, appreciated our management team's competency and the keen focus of our investment strategy." By 2001, both companies determined that they could work together effectively. Regency sold a 75 percent interest in five of its shopping centers to CountryWide, in Dallas; Charleston, S.C.; Sun City, Fla.; Asheville, N.C.; and Lynchburg, Va. In addition, Regency and CountryWide closed on two additional centers in early 2002, one in metropolitan Atlanta and the other in metropolitan Cincinnati. Stein said, "Though our relationship is still comparatively small, we expect it to become significantly larger over time." The total value of the transactions to date is $55 million.

"Regency has a reputation as a quality company that consistently performs on its commitments. Our personal contacts and relationships allow us to leverage the business to greater productivity and opportunity."

James D. Thompson
Managing Director, Operations East



SHOWN FROM LEFT: **Doug Shaffer** - *VP, Regional Operations* **Thomas K. Engberg** - *SVP, Investments* **Jeff Badstubner** - *Leasing Agent* **Pete Knoedler** - *VP, Investments* **Kim Masayko** - *Property Manager*
SHOWN AT PRAIRIE CITY CROSSING, FOLSOM, CALIF.

What Matters Most:

Responsiveness



When you first move into a neighborhood, your highest priority is to forge good relationships.

Regency's entry into Folsom, Calif., is the perfect example of starting a new relationship off on the right foot. In 2000, Regency began to orchestrate the development of a 95,000 square foot Safeway-anchored shopping center in Folsom. During the initial stages, Regency met with Folsom's municipal planners to address a multitude of issues that needed to be resolved before the property could be made ready for development. "It's not that any of the issues were particularly unique," said Regency's Tom Engberg, Senior Vice President. "But the sheer number of them was extraordinary." Those issues included significant alterations to the physical site, architectural design issues, as well as issues associated with traffic and access. "We had to grade the site and move the tailings to an adjacent site. Architectural design needed to be the best in town. And traffic issues had to be worked out not only with the city, but with a major corporation across the street," Engberg said.

> "Every time Regency undertakes a development, we face challenges unique to that site. But our job is to go in, overcome the challenges and ultimately get the project built successfully."

As many challenges as the Folsom project presented for Regency, the project went off without a hitch. "Regency and Folsom, represented by city planner Scott Johnson, rolled up our sleeves and worked together," said Engberg. "Our common goal was to get a high-quality shopping center built in a great location. Scott worked with us to find solutions and break down barriers rather than oppose our progress and impede our development. It was a real team-based relationship." Folsom Planning, Inspections and Permitting Director David Storer said, "We work with many developers from across the country with various approaches to the entitlement process. Regency has a way of working with a city that is aimed at solving problems, not creating them. We would welcome Regency back to Folsom any time they want for additional development."

> "When landowners, brokers, retailers or cities make decisions involving Regency's investment program, there is always a subjective element to those decisions. People do business with those they like and want to see succeed."

Brian M. Smith

Managing Director, Investments Pacific and Midatlantic



SHOWN FROM LEFT: **Brian Fraser** - *VP, People Services* **Lisa Bailey** - *Assistant Property Manager* **Whitney Kantor** - *Leasing Agent* **Vicki Burns** - *Senior Property Manager* **Craig Myers** - *IT Specialist* **Michele Harris** - *File Clerk* **George Whetstone** - *Chief Engineer, Building Services* **Kellie Alvarez** - *Manager, Training/Development* **Faye Sneed** - *Financial Analyst* **Wenona Arline** - *Property Accountant*

What Matters Most:

Teamwork


Regency Centers

Great relationships begin with employees who respect their managers and truly like the place they work.

"There is strong trust between our supervisors and their professionals," said Brian Fraser, Vice President, People Services. "Our managers demand exceptional competence, a positive attitude and self-motivation of Regency's people. At the same time, they don't micromanage. They trust our professionals; they allow them to work in an entrepreneurial, decentralized environment; and they permit them to make decisions that are in our customers' and shareholders' interests."

Fraser asserted that Regency prides itself on its commitment to succeed, and its concern for its employees' quality of life. "Regency people work hard, so it's essential that they balance their professional and personal lives," said Fraser. "We encourage this by offering flexible hours, and by providing programs that enable our employees to work smarter, not longer." Fraser also noted that Regency's compensation is very attractive. "We offer profit sharing, cash incentives and long-term incentive plans that are linked to Company performance and length of service. That means that the better our performance, the more upside Regency employees have over the long term."

Regency has both heart and soul, and it shows. "We're more than just a transaction-driven operation," said Fraser. "We're family oriented. And we're dedicated to serving our communities."

During 2001, Regency Centers demonstrated this, donating $365,000 in cash, gifts-in-kind and volunteer hours to such charitable causes as the United Way, Habitat for Humanity and the September 11th Fund.

Regency's emphasis on maintaining good relationships with its employees has made the Company an ideal workplace for commercial real estate professionals. A March 2001 employee survey conducted by Hewitt Associates and Regency Centers found that Regency's employees are highly involved in their work, that they feel a strong sense of pride about their employer and are exceptionally willing to help the organization succeed.

With such a solid foundation of employee and company values, it is no wonder Regency Centers has strong ties to its constituents outside of the Company – from grocery anchors, to side-shop specialty retailers, to shareholders, to joint venture partners, to the communities in which it operates. At Regency Centers, relationships are what matter most.

"Regency has done an excellent job of bringing together people who have focused their careers on developing strong relationships. It is those relationships and the associated teamwork that will create opportunities and drive continued growth."

John S. Delatour
Managing Director, Operations West

Regency Centers' Portfolio

Existing properties as of December 31, 2001



KELLER TOWN CENTER, DALLAS, TEXAS 114,822 SQUARE FEET

ALABAMA

Birmingham

Southgate Village Shopping Center - Pelham
75,158 — Publix, Rite Aid

Trace Crossing - Hoover
74,220 — Publix

Villages of Trussville - Trussville
69,280 — Bruno's Food Fair, CVS Drugs

West County Marketplace - Adamsville
129,155 — Food World, Wal-Mart

Montgomery

Country Club Centre - Montgomery
67,622 — Winn-Dixie, Rite Aid

Other Markets

Bonner's Point - Roanoke
87,282 — Winn-Dixie, Wal-Mart

The Marketplace - Alexander City
162,723 — Winn-Dixie, Wal-Mart

ARIZONA

Phoenix

Carefree Marketplace - Phoenix
24,697 — Fry's

Ocotillo Center - Chandler
40,764 — Safeway

Palm Valley Marketplace - Goodyear
107,630 — Safeway

Paseo Village - Scottsdale
92,435 — ABCO, Walgreens

Pima Crossing - Scottsdale
236,499 — Stein Mart

South Mountain Shopping Center - Phoenix
26,341 — Safeway

Stonebridge Center - Mesa
30,235 — Safeway

The Provinces Shopping Center - Chandler
34,241 — Safeway

Tucson

Vistoso Center - Tucson
34,770 — Safeway

CALIFORNIA

Los Angeles/Southern California

Amerige Heights Town Center - Fullerton
262,387 — Albertson's, Target

Bristol Warner Shopping Center - Santa Ana
121,679 — Food 4 Less

Campus Marketplace - San Marcos
143,137 — Ralphs, Longs Drugs

Costa Verde - San Diego
178,621 — Albertson's, Petco, Bookstar

Crossroads Plaza - Pico Rivera
60,638 — Gigante

El Camino - Woodland Hills
135,883 — Von's Food & Drug, Sav-On Drugs

El Norte Parkway Plaza - Escondido
87,990 — Von's Food & Drug

Friars Mission - San Diego
145,609 — Ralphs, Longs Drugs

Garden Village - San Pedro
112,012 — Albertson's, Rite Aid

Heritage Plaza - Irvine
231,828 — Ralphs, Sav-On Drugs, Ace Hardware

Morningside Plaza - Fullerton
91,600 — Stater Brothers

Newland Center - Huntington Beach
166,492 — Albertson's

Oakbrook Plaza - Thousand Oaks
83,278 — Albertson's, Longs Drugs

Park Plaza - San Pedro
193,619 — Von's Food & Drug, Sav-On Drugs

Plaza de Hacienda - La Puente
127,132 — Food 4 Less

Plaza Hermosa - Hermosa Beach
94,940 — Von's Food & Drug

Rona Plaza - Santa Ana
51,779 — Food 4 Less

Santa Ana Downtown Plaza - Santa Ana
100,305 — Food 4 Less

Twin Peaks - San Diego
198,139 — Albertson's, Target

Ventura Village - Ventura
76,070 — Von's Food & Drug

Westlake Plaza & Center - Westlake Village
190,656 — Von's Food & Drug, Longs Drugs

Westridge Village - Valencia
99,367 — Albertson's, Walgreens

Woodman - Van Nuys Shopping Center - Arleta
107,614 — Gigante

San Francisco/Northern California

Blossom Valley - Mountain View
93,314 — Safeway, Longs Drugs

Corral Hollow - Tracy
168,238 — Safeway, Longs Drugs

Country Club Village - San Ramon
111,251 — Ralphs, Longs Drugs

Diablo Plaza - San Ramon
63,265 — Safeway, Longs Drugs

El Cerrito Plaza - El Cerrito
258,091 — Albertson's, Longs Drugs

Encina Grande - Walnut Creek
102,499 — Safeway, Walgreens

Loehmann's Plaza - Sunnyvale
113,310 — Safeway, Longs Drugs, Loehmann's

Marketplace at Town Center - El Dorado Hills
112,596 — Ralphs, Longs Drugs

Powell Street Plaza - Emeryville
165,920 — Trader Joe's, Old Navy, Circuit City

Prairie City Crossing - Folsom
82,503 — Safeway

San Leandro Plaza - San Leandro
50,432 — Safeway

Sequoia Station - Redwood City
103,148 — Safeway, Longs Drugs, Old Navy
Strawflower Village - Half Moon Bay
78,827 — Safeway, Longs Drugs
Tassajara Crossing - Danville
146,188 — Safeway, Longs Drugs
West Park Plaza - San Jose
88,103 — Safeway, Rite Aid
Woodside Central Plaza - Redwood City
80,591 — Marshalls

COLORADO

Colorado Springs

Cheyenne Meadows - Colorado Springs
89,893 — King Soopers
Jackson Creek - Monument
85,263 — King Soopers
Woodmen Plaza - Colorado Springs
104,558 — King Soopers

Denver

Boulevard Center - Denver
88,511 — Safeway
Buckley Square - Aurora
111,146 — King Soopers, True Value Hardware
Crossroads Commons - Boulder
144,288 — Whole Foods, Barnes & Noble
Leetsdale Marketplace - Denver
119,916 — Safeway
Littleton Square - Littleton
94,257 — King Soopers, Walgreens
Lloyd King Center - Arvada
83,326 — King Soopers
Stroh Ranch Center - Parker
86,432 — King Soopers
Willow Creek Center - Englewood
166,421 — Safeway

Grand Junction

Redlands Marketplace - Grand Junction
14,469 — Albertson's

DELAWARE

Pike Creek - Wilmington
229,510 — Acme Markets, Eckerd, Kmart

FLORIDA

Jacksonville/North Florida

Anastasia Plaza - St. Augustine
102,342 — Publix
Bolton Plaza - Jacksonville
172,938 — Wal-Mart
Carriage Gate - Tallahassee
76,833 — TJ Maxx
Courtyard Shopping Center - Jacksonville
137,256 — Albertson's, Target
Ensley Square - Pensacola
62,363
Fleming Island - Jacksonville
127,179 — Publix, Stein Mart
Highland Square - Jacksonville
258,123 — Publix, Winn-Dixie, Eckerd
Julington Village - Jacksonville
81,821 — Publix
Lynnhaven Shopping Center - Lynnhaven
63,871 — Publix
Millhopper Shopping Center - Gainesville
84,065 — Publix, Eckerd
Newberry Square - Gainesville
180,524 — Publix, Kmart
Ocala Corners - Tallahassee
86,771 — Publix
Old St. Augustine Plaza - Jacksonville
175,459 — Publix, Eckerd
Palm Harbor Shopping Village - Palm Coast
172,758 — Publix, Eckerd
Pine Tree Plaza - Jacksonville
60,787 — Publix
Regency Court - Jacksonville
218,648 — CompUSA, Office Depot, Sports Authority
South Monroe Commons - Tallahassee
68,840 — Winn-Dixie
Vineyard Shopping Center - Tallahassee
62,821 — Publix

Tampa/Orlando

Beneva Village Shops - Sarasota
141,532 — Publix, Walgreens, Ross Dress for Less
Bloomingdale Square - Brandon
267,935 — Publix, Wal-Mart, Bealls
Center of Seven Springs - New Port Richey
162,580 — Winn-Dixie
King's Crossing - Sun City
75,020 — Publix
Mainstreet Square - Orlando
107,134 — Winn-Dixie, Walgreens
Mariner's Village - Orlando
117,665 — Winn-Dixie, Walgreens
Marketplace - St. Petersburg
90,296 — Publix
Peachland Promenade - Port Charlotte
82,082 — Publix
Regency Square - Brandon
349,848 — TJ Maxx, Staples, Michaels, Marshalls
Regency Village - Orlando
83,167 — Publix
Terrace Walk - Tampa
50,936
Town Square Center - Tampa
44,679 — Pier 1 Imports
University Collection - Tampa
106,899 — Kash n' Karry
Village Center - Tampa
180,781 — Publix, Walgreens, Stein Mart
Willa Springs - Winter Springs
83,730 — Publix

West Palm Beach/Treasure Coast

Boynton Lakes Plaza - Boynton Beach
130,924 — Winn-Dixie, Walgreens
Chasewood Plaza - Jupiter
141,178 — Publix, Bealls
East Port Plaza - Port St. Lucie
235,842 — Publix, Walgreens
Martin Downs Village Center - Palm City
121,946 — Martin Memorial, Bealls
Martin Downs Village Shoppes - Palm City
49,773 — Walgreens
Ocean Breeze Plaza - Jensen Beach
108,209 — Publix
Ocean East Mall - Stuart
113,328 — Stuart Fine Foods
Tequesta Shoppes - Tequesta
109,937 — Publix
Town Center at Martin Downs - Palm City
64,546 — Publix
Wellington Marketplace - Wellington
171,957 — Winn-Dixie, Walgreens
Wellington Town Square - Wellington
105,150 — Publix, Eckerd

Miami/Ft. Lauderdale

Aventura Shopping Center - Aventura
102,876 — Publix, Eckerd
Berkshire Commons - Naples
106,354 — Publix, Walgreens
Garden Square - Miami
90,258 — Publix, Eckerd
Palm Trails Plaza - Deerfield Beach
76,067 — Winn-Dixie
Shoppes at 104 - Miami
108,190 — Winn Dixie
Shoppes of Pebblebrooke - Naples
76,767 — Publix
Tamiami Trail - Miami
110,867 — Publix, Eckerd
University Marketplace - Pembroke Pines
129,121 — Albertson's
Welleby Plaza - Sunrise
109,949 — Publix, Walgreens

Ft. Myers/Cape Coral

Grande Oaks - Ft. Myers
78,784 — Publix

Regency Centers' Portfolio

GEORGIA

Atlanta

Ashford Place - Atlanta
53,346 — Pier 1 Imports

Briarcliff LaVista - Atlanta
39,203 — Drug Emporium

Briarcliff Village - Atlanta
183,965 — Publix, TJ Maxx, Office Depot, Petco

Buckhead Court - Atlanta
55,229

Cambridge Square - Atlanta
69,649 — Kroger

Cromwell Square - Atlanta
70,282 — CVS Drug, Haverty's Furniture

Cumming 400 - Atlanta
126,900 — Publix, Big Lots

Delk Spectrum - Marietta
100,880 — Publix, Eckerd

Dunwoody Hall - Atlanta
89,511 — Publix, Eckerd

Dunwoody Village - Dunwoody
114,658

Killian Hill Center- Lilburn
113,321 — Publix

Loehmann's Plaza - Hampton
137,635 — Loehmann's, Eckerd

Lovejoy Station - Lovejoy
77,336 — Publix

Memorial Bend - Stone Mountain
177,283 — Publix, TJ Maxx

Orchard Square - Atlanta
93,221 — Publix

Paces Ferry Plaza - Atlanta
61,696

Powers Ferry Square - Marietta
97,812 — Harrys In A Hurry, CVS Drug

Powers Ferry Village - Marietta
78,995 — Publix, CVS Drug

Rivermont Station - Atlanta
90,267 — Kroger, CVS Drug

Roswell Village - Atlanta
143,980 — Publix, Eckerd

Russell Ridge - Lawrenceville
98,558 — Kroger

Sandy Plains Village - Roswell
175,035 — Kroger, Stein Mart

Sandy Springs Village - Atlanta
45,040 — Staples

Other Markets

Evans Crossing - Augusta
92,052 — Kroger

LaGrange Marketplace - LaGrange
76,327 — Winn-Dixie, Eckerd

Parkway Station - Warner Robins
94,290 — Kroger

ILLINOIS

Chicago

Hinsdale Lake Commons - Willowbrook
178,601 — Dominick's, Ace Hardware

Westbrook Commons - Westchester
121,561 — Dominick's, Walgreens

KENTUCKY

Franklin Square - Frankfort
201,403 — Kroger, Rite Aid, JC Penney

Silverlake - Erlanger
99,286 — Kroger

MICHIGAN

Fenton Marketplace - Fenton
97,224 — Farmer Jack, Michaels

Lakeshore Village - Clair Shores
85,940 — Kroger, Rite Aid

Waterford Towne Center - Waterford
91,921 — Kroger

MISSOURI

Olde Towne Plaza - Ballwin
287,678 — Lowe's, Stein Mart

St. Ann Square - St. Ann
82,498 — Bally Total Fitness

MISSISSIPPI

Columbia Marketplace - Columbia
136,002 — Winn-Dixie, Wal-Mart

Lucedale Marketplace - Lucedale
49,059 — Winn-Dixie, Wal-Mart

NEW JERSEY

Echelon Village Plaza - Vorhees
88,993 — Genuardi's

NORTH CAROLINA

Asheville

Oakley Plaza - Asheville
118,728 — Bi-Lo, CVS Drug, Baby Superstore

Charlotte

Carmel Commons - Charlotte
132,651 — Fresh Market, Eckerd

City View - Charlotte
77,552 — Winn-Dixie, CVS Drug

Union Square - Monroe
97,191 — Harris Teeter, CVS Drug

Greensboro

Kernersville Marketplace - Kernersville
72,590 — Harris Teeter

Sedgefield Village - Greensboro
56,630 — Food Lion

Raleigh/Durham

Bent Tree Plaza - Raleigh
79,503 — Kroger

Garner Towne Square - Garner
221,576 — Kroger, Target, Office Max

Glenwood Village - Raleigh
42,864 — Harris Teeter

Lake Pine Plaza - Apex
87,691 — Kroger

Maynard Crossing - Cary
122,814 — Kroger

Southpoint Crossing - Durham
103,128 — Kroger

Woodcroft Shopping Center - Durham
89,833 — Food Lion, True Value Hardware

OHIO

Cincinnati

Beckett Commons - Cincinnati
112,936 — Kroger, Stein Mart

Cherry Grove Plaza - Cincinnati
195,497 — Kroger, CVS Drug, TJ Maxx

Hyde Park Plaza - Cincinnati
374,544 — Kroger, Thriftway, Walgreens, Michaels

Regency Milford Center - Milford
109,125 — Kroger

Shoppes of Mason - Mason
80,800 — Kroger

Westchester Plaza - Westchester
88,181 — Kroger

Columbus

East Pointe Crossing - Columbus
86,524 — Kroger

Kingsdale Shopping Center - Columbus
270,470 — Big Bear, Stein Mart

Kroger New Albany Center - New Albany
91,805 — Kroger

Northgate Shopping Center - Columbus
85,100 — Kroger

Park Place Shopping Center - Columbus
106,833 — Big Bear

Windmiller Square - Pickerington
120,509 — Kroger, Orchard Hardware

Worthington Park Centre - Worthington
93,095 — Kroger, CVS Drug

Toledo

Cherry Street Center - Toledo
54,660 — Farmer Jack

OREGON

Portland

Cherry Park Market - Troutdale
113,518 — Safeway

Murrayhill Marketplace - Beaverton
149,214 — Safeway

Port of Portland - Hillsboro
67,359 — Albertson's

Sherwood Crossroads - Sherwood
89,266 — Safeway

Sherwood Market Center - Sherwood
124,256 — Albertson's

Sunnyside 205 - Clackamas
53,279

Walker Center - Beaverton
89,624 — Sportmart

West Hills - Portland
53,579 — QFC Market

SOUTH CAROLINA

☆ Merchants Village - Charleston
79,724 — Publix

☆ Queensborough - Mt. Pleasant
82,333 — Publix

Rosewood Shopping Center - Columbia
57,668 — Publix

TENNESSEE

Nashville

Harpeth Village - Franklin
70,091 — Albertson's

Nashboro Village - Nashville
86,811 — Kroger

Northlake Village - Hermitage
151,629 — Kroger, CVS Drug

Peartree Village - Brentwood
114,795 — Harris Teeter, Eckerd

TEXAS

Austin

Hancock Center - Austin
410,438 — H.E.B., Sears, Old Navy, Petco

Market at Round Rock - Round Rock
123,347 — Albertson's

North Hills Town Center - Austin
144,019 — H.E.B.

Dallas/Ft. Worth

Arapaho Village - Richardson
103,073 — Tom Thumb

Bethany Park Place - Allen
74,067 — Kroger

Casa Linda Plaza - Dallas
324,639 — Albertson's, Eckerd, Petco

Cooper Street Plaza - Arlington
133,196 — Circuit City, Office Max

☆ Creekside Plaza - Arlington
96,816 — Kroger

Harwood Hills Village - Bedford
122,538 — Tom Thumb

☆ Hebron Parkway Plaza - Carrollton
46,800 — Albertson's

Hillcrest Village - University Park
14,530

Keller Town Center - Keller
114,822 — Tom Thumb

Legacy Center - Frisco
57,690 — Albertson's

MacArthur Park Phase I - Irving
38,987 — Pier 1 Imports

☆ MacArthur Park Phase II - Irving
198,672 — Kroger, Linens 'N Things, Barnes & Noble

Market at Preston Forest - Dallas
90,171 — Tom Thumb, Petco

Matlock Center - Mansfield
40,139 — Wal-Mart Neighborhood Market

Mills Pointe - Carrollton
126,186 — Tom Thumb

Mockingbird Commons - Dallas
121,564 — Tom Thumb

Northview Plaza - Dallas
116,016 — Kroger

☆ Overton Park Plaza - Ft. Worth
350,856 — Albertson's, Home Depot, Circuit City, TJ Maxx

Preston Park Village - Plano
273,647 — Tom Thumb, Williams-Sonoma, Gap

Prestonbrook Crossing - Frisco
91,274 — Kroger

Prestonwood Park - Plano
101,024 — Albertson's

Ridglea Plaza - Ft. Worth
197,601 — Tom Thumb, Eckerd, Stein Mart

Shiloh Springs - Garland
110,055 — Kroger

Southpark - Tyler
146,758 — Albertson's, Bealls

Tarrant Parkway Plaza - North Richland Hills
33,057 — Albertson's

The Village - Duncanville
95,149 — Tom Thumb

Trophy Club Plaza - Trophy Club
125,073 — Tom Thumb, Walgreens

Valley Ranch Centre - Coppell
117,187 — Tom Thumb

☆ Village Center - Southlake
118,092 — Kroger

Houston

Champion Forest - Spring
115,247 — Randall's Food, Eckerd

Coles Center - Houston
42,261 — Randall's Food

Fort Bend Center - Houston
30,227 — Kroger

Sweetwater Plaza - Sugar Land
134,045 — Kroger, Walgreens

VIRGINIA

☆ Brookville Plaza - Lynchburg
63,664 — Kroger

Statler Square - Staunton
133,660 — Kroger, CVS Drug

WASHINGTON

Seattle

☆ Cascade Plaza - Everett
217,633 — Safeway, Longs Drugs

Inglewood Plaza - Redmond
17,253

James Center - Tacoma
140,510 — Fred Meyer, Rite Aid

Lake Meridian Marketplace - Kent
165,210 — Albertson's, Bartell Drugs

Pine Lake Village - Issaquah
100,953 — QFC Market, Rite Aid

Sammamish Highlands - Redmond
101,289 — Safeway, Bartell Drugs

South Point Plaza - Everett
190,455 — Cost Cutter Foods, Rite Aid

Southcenter Plaza - Tukwila
58,282 — Target

Thomas Lake - Bothell
103,872 — Albertson's, Rite Aid

WASHINGTON D.C.

Ashburn Farm Market Center - Ashburn
92,002 — Giant

Cheshire Station - Dale City
97,226 — Safeway, Petco

WYOMING

Dell Range Marketplace - Cheyenne
87,777 — King Soopers

☆ Indicates joint venture partnership

Portfolio list does not include single-tenant properties

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the accompanying Consolidated Financial Statements and Notes thereto of Regency Centers Corporation ("Regency" or "Company") appearing elsewhere within.

Organization

Regency is a qualified real estate investment trust ("REIT") which began operations in 1993. We previously operated under the name Regency Realty Corporation, but changed our name to Regency Centers Corporation in February 2001 to more appropriately acknowledge our brand and position in the shopping center industry. We invest in retail shopping centers through our partnership interest in Regency Centers, L.P., ("RCLP") an operating partnership in which Regency currently owns approximately 97% of the outstanding common partnership units ("Units"). The acquisition, development, operations and financing activity of Regency, including the issuance of Units or preferred units, is executed by RCLP.


1
2
3

What factors go into making a superior development?

Three characteristics contribute to the development of a great center: the right location, the right grocery-anchor tenant, and the right tenant mix. First, you need a neighborhood with healthy demographics, including a growing population and healthy income levels. Then you need a strong grocery anchor that draws consumer traffic for repeated weekly shopper visits. Finally, you need side-shop and specialty tenants that offer convenience and a range of services that appeals to the local residents and serves the needs of the surrounding community. The key to success is that whatever you build, and wherever you build it, the tenant mix needs to match.

James G. Buis
Managing Director, Investments Southwest and Midwest
Years at Regency: 8
Years in the Industry: 30

24 B

Shopping Center Business

We are a national owner, operator and developer of grocery-anchored neighborhood retail shopping centers. Our shopping centers summarized by state and in order by largest holdings including their gross leasable areas (GLA) follows:

	December 31, 2001			December 31, 2000		
Location	# Properties	GLA	% Leased*	# Properties	GLA	% Leased*
Florida	56	6,535,254	92.0%	55	6,558,734	92.7%
California	39	4,879,051	98.8%	39	4,922,329	98.4%
Texas	36	4,579,263	92.8%	33	4,125,058	94.2%
Georgia	26	2,556,471	93.3%	26	2,553,041	95.2%
Ohio	14	1,870,079	93.5%	13	1,760,955	96.7%
North Carolina	13	1,302,751	98.1%	13	1,302,751	97.4%
Colorado	12	1,188,480	99.2%	10	897,788	97.9%
Washington	9	1,095,457	98.1%	10	1,180,020	95.8%
Oregon	8	740,095	93.2%	9	776,853	91.7%
Alabama	7	665,440	95.3%	5	516,062	97.9%
Arizona	9	627,612	98.6%	8	522,014	97.9%
Tennessee	10	493,860	99.4%	10	493,860	99.7%
Virginia	6	408,368	97.5%	6	419,440	95.3%
Missouri	2	370,176	92.9%	2	369,045	95.8%
Kentucky	5	321,689	94.2%	5	325,347	100.0%
Illinois	2	300,162	91.6%	1	178,601	86.4%
Michigan	3	275,085	89.5%	3	274,987	94.1%
South Carolina	5	241,541	100.0%	4	183,872	97.4%
Delaware	2	240,418	99.3%	2	239,077	98.6%
Mississippi	2	185,061	98.3%	2	185,061	97.7%
New Jersey	3	112,640	100.0%	3	112,514	100.0%
Wyoming	1	87,777	100.0%	1	87,777	—
Maryland	1	6,763	—	—	—	—
Pennsylvania	1	6,000	100.0%	1	6,000	100.0%
Total	**272**	**29,089,493**	**94.9%**	**261**	**27,991,186**	**95.4%**

**Excludes properties under construction*

We are focused on building a portfolio of grocery-anchored neighborhood shopping centers that should withstand adverse economic conditions by providing convenient shopping for daily necessities and foot traffic for adjacent local tenants. Regency's current investment markets have continued to offer stable economies, and accordingly, we expect to realize growth in net income as a result of increasing occupancy in the portfolio, increasing rental rates, development and acquisition of shopping centers in targeted markets, and redevelopment of existing shopping centers.

The following table summarizes the four largest grocery tenants occupying our shopping centers at December 31, 2001:

Grocery Anchor	Number of Stores(*)	Percentage of Company Owned GLA	Percentage of Annualized Base Rent(**)	Average Remaining Lease Term
Kroger	60	11.5%	9.2%	16 yrs
Publix	48	7.5%	5.4%	13 yrs
Safeway	48	5.9%	4.8%	12 yrs
Albertson's	25	3.2%	2.7%	15 yrs

(*)Includes grocer-owned stores
(**)Includes properties owned through joint ventures

Acquisition and Development of Shopping Centers

We have implemented a growth strategy dedicated to developing and acquiring high-quality shopping centers. Our development program makes a significant contribution to our overall growth. Development is customer-driven, meaning we generally have an executed lease in hand from the anchor before we begin construction. Developments serve the growth needs of our grocery and specialty retail customers, result in modern shopping centers with 20-year leases from the grocer anchors, and produce either attractive returns on invested capital or profits from sale. This development process can require 12 to 36 months from initial land or redevelopment acquisition through construction and lease-up and finally stabilized income, depending upon the size and type of project. Generally, anchor tenants begin operating their stores prior to construction completion of the entire center, resulting in rental income during the development phase.

At December 31, 2001, we had 41 projects under construction or undergoing major renovations, which, when complete will represent an investment of $622 million before reimbursement of certain tenant-related costs and expected sale proceeds from adjacent land and outparcels. Total costs necessary to complete these developments are estimated to be $202 million and will be expended through 2004. These developments are approximately 68% complete and 79% pre-leased. During 2001, we also purchased three grocery-anchored shopping centers for $72.8 million, representing 435,720 square feet of GLA.

Regency has a 20% equity interest in Columbia Regency Retail Partners, LLC ("Columbia"), a joint venture with Columbia PERFCO Partners, L.P. ("PERFCO") that

What is the recycling aspect of Regency Centers' strategy to finance its investments?

Our strategy is quite simple: We have begun to sell lower-quality, lower-growth properties and reinvest — or recycle — the proceeds into higher-quality new developments with modern grocery store formats, 20-year leases and the opportunity to achieve solid returns in the 10 to 10.5 percent range. This is a slightly different strategy from the past, when we tended to sell the majority of the new properties we developed. Under our refined strategy, we target properties for disposition at the bottom of our asset base, and we recycle the capital into new developments and operating centers in target markets with higher sustainable growth rates. This "self-funding" business model presents a highly cost-effective way of raising capital without leveraging the balance sheet. In addition, in moving from a strategy of reaping short-term gains to one that focuses on long-term profitability, we believe that we can achieve sustainable per-share growth, grow net asset value and increase ROIC for years to come.

Bruce M. Johnson
Managing Director and Chief Financial Officer

Years at Regency: 23
Years in the Industry: 32

26B

was formed for the purpose of investing in retail shopping centers. During 2001, Columbia acquired two shopping centers from Regency for $32.3 million, acquired two shopping centers from unaffiliated sellers for $42.0 million, and acquired three shopping centers from PERFCO for $73.4 million. During 2001 and 2000, we recognized gains on the sale of shopping centers to Columbia of $1.0 million and $3.7 million, respectively, which represents gain recognition on only that portion of Columbia not owned by us, and received net proceeds of $24.9 million and $40.5 million, respectively.

Regency has a 25% equity interest in Macquarie CountryWide-Regency, LLC, ("MCWR") a joint venture with an affiliate of Macquarie CountryWide Trust of Australia, a Sydney, Australia-based property trust focused on investing in grocery-anchored shopping centers. During 2001, MCWR acquired five shopping centers from Regency for $36.7 million. During 2001, the Company recognized gains on the sale of shopping centers to MCWR of $1.8 million, which represents gain recognition on only that portion of MCWR not owned by us, and received net proceeds of $27.8 million.

The Columbia and MCWR joint ventures intend to continue to acquire retail shopping centers, some of which may be sold to them by Regency. We are required to provide our pro rata share of the purchase price of real estate to be acquired by these ventures.

During 2000, we acquired the non-owned portion of two properties in one joint venture for $2.5 million in cash. The net assets of the joint venture were and continue to be consolidated into Regency. Prior to acquiring the non-owned portion, the joint venture partner's interest was reflected as limited partners' interest in consolidated partnerships in our financial statements. We also acquired the non-owned portion of nine properties in five joint ventures, previously accounted for using the equity method, for $4.4 million consisting of cash, common stock and Units. As a result, these joint ventures are wholly owned by us and are consolidated for financial reporting purposes as of the date of the acquisition.

On February 28, 1999, we acquired Pacific Retail Trust ("Pacific") for approximately $1.157 billion. At the date of the acquisition, Pacific was operating or had under development 71 retail shopping centers representing 8.4 million square feet of GLA. During 1998, we acquired 43 shopping centers and joint ventures for a total investment of $384.3 million ("1998 Acquisitions") excluding contingent consideration. During 2000 and 1999, we paid contingent consideration of $5.0 million and $9.0 million, respectively, related to the 1998 Acquisitions. No additional contingent consideration is due related to these acquisitions.



John Pharr - *SVP, Operations East*
Will Parham - *SVP, Investments Southeast*

Liquidity and Capital Resources

We expect that cash generated from revenues will provide the necessary funds on a short-term basis to pay our operating expenses, interest expense, scheduled principal payments on outstanding indebtedness, recurring capital expenditures necessary to maintain our shopping centers properly, and distributions to share and unit holders. Net cash provided by operating activities was $184.1 million and $178.5 million for the years ended December 31, 2001 and 2000, respectively. During 2001 and 2000, we incurred capital expenditures of $15.8 million and $19.1 million to improve our shopping center portfolio, paid scheduled principal payments of $6.1 million and $6.2 million to our lenders, and paid dividends and distributions of $154.4 million and $145.1 million to our share and unit holders.

Although no tenant represents more than 10% of our annual base rental revenues, and base rent is supported by long-term lease contracts, tenants who file bankruptcy have the right to cancel their leases and close the related stores. In the event that a tenant with a significant number of leases in our shopping centers filed bankruptcy and cancelled its leases, it could cause a significant reduction to our revenues. We are not currently aware of any current or pending bankruptcy of any of our tenants that would cause a significant reduction to our revenues.

We expect to meet long-term capital requirements for maturing debt, the acquisition of real estate, and the renovation or development of shopping centers from: (i) cash generated from operating activities after the payments described above, (ii) proceeds from the sale of real estate, (iii) joint venturing of real estate, (iv) increases in debt, and (v) equity raised in the private or public markets. Proceeds from the sale of real estate includes the sale of out-parcels and developments as well as the sale of low-growth shopping centers. Our commitment to maintaining a high-quality portfolio dictates that we continually assess the value of all of our properties and sell those that no longer meet our long-term investment standards to third parties. Joint venturing of assets provides Regency with a capital source for new development and acquisitions, while earning market based fees as the asset manager. During 2001 and 2000, proceeds from the sale of real estate to third parties and joint ventures were $142.0 million and $165.9 million, respectively.

Net cash used in investing activities was $162.3 million and $335.3 million during 2001 and 2000, respectively, primarily for the purposes discussed under Acquisition and Development of Shopping Centers. These amounts are net of the proceeds from sales of real estate discussed above. Net cash used in financing activities was $94.9 million in 2001 and net cash provided from financing activities was $203.6 million in 2000. The net cash used in financing activities was a result of reducing the balance of the line of credit (the "Line") using cash balances available on December 31, 2000.



Why do grocery-anchored shopping centers — and particularly Regency's centers — perform well even in a tough economy?

28A

These centers perform well because they provide indispensable goods and services to consumers. Over the last 30 years, grocery-anchored neighborhood shopping centers have proven to be "recession-resistant," largely due to the nature of what they offer: necessary goods and services that people require in their everyday lives. However, we also believe that we've structured Regency's centers to outperform those of our peers on a comparative basis by securing market-leading tenants and investing in convenient locations with exceptionally strong demographics. For example, nearly 90 percent of our grocery-anchored centers are anchored by one of the top three grocery chains in their market, including Kroger, Publix, Safeway and Albertson's. This market dominance helps make Regency's centers resistant to competition, while attracting continuous consumer traffic — often multiple shopper visits each week — which also benefits our quality side-shop specialty retailers. In addition, the typical Regency center is within three miles of a 73,000-person population that has an average household income of more than $74,000 and a projected five-year population growth rate of more than 9.5 percent — meaning that Regency is positioned to attract consumers who have substantial purchasing power. All of these factors combine to ensure the long-term success of Regency's grocery-anchored centers.

John S. Delatour
Managing Director, Operations West

Years at Regency: 6
Years in the Industry: 20

28B

Outstanding debt at December 31, 2001 and 2000 consists of the following (in thousands):

Notes Payable:	2001	2000
Fixed rate mortgage loans	$ 240,091	270,491
Variable rate mortgage loans	21,691	40,640
Fixed rate unsecured loans	760,939	529,941
Total notes payable	1,022,721	841,072
Unsecured line of credit	374,000	466,000
Total	$ 1,396,721	1,307,072

Mortgage loans are secured by certain real estate properties, and may be prepaid, but could be subject to a yield-maintenance premium. Mortgage loans are generally due in monthly installments of interest and principal and mature over various terms through 2019. Variable interest rates on mortgage loans are currently based on LIBOR plus a spread in a range of 125 basis points to 175 basis points. Fixed interest rates on mortgage loans range from 6.82% to 9.5%.

During 2001, we modified the terms of the Line by reducing the commitment to $600 million, reducing the interest rate spread from 1.0% to .85% and extending the maturity date to April 2004. A reduction in the Line allowed us to reduce the commitment to a level that is sufficient to fund our short-term capital needs without paying unnecessary fees on unused commitments not expected to be used. Interest rates paid on the Line at December 31, 2001 and 2000 were based on LIBOR plus .85% and 1% or 2.913% and 7.875%, respectively. The spread that we pay on the Line is dependent upon maintaining specific investment grade ratings. We are also required to comply, and are in compliance, with certain financial and other covenants customary with this type of unsecured financing. The Line is used primarily to finance the acquisition and development of real estate, but is also available for general working capital purposes.

Subsequent to December 31, 2001, we paid down the Line with the net proceeds of an unsecured debt offering for $250 million completed on January 15, 2002. The notes have a fixed interest rate of 6.75%, were priced at 99.850%, are due on January 15, 2012 and are guaranteed by Regency.

On December 12, 2001, we completed a $20 million unsecured debt offering with an interest rate of 7.25%. These notes were priced at 99.375% and are due on December 12, 2011. On January 22, 2001, we completed a $220 million unsecured debt offering with an interest rate of 7.95%. These notes were priced at 99.867% and are due on January 15, 2011. The net proceeds of these offerings were used to reduce the balance of the Line.

During 2000, we completed $160 million of unsecured debt offerings with an interest rate of 8.0% to 8.45% and are due in 2010. During 1999, we completed $250 million of unsecured debt offerings with interest rates of 7.4% to 7.75% due in 2004 and 2009. The net proceeds of these offerings were used to reduce the balance of the Line.

As of December 31, 2001, scheduled principal repayments on notes payable and the Line were as follows (in thousands):

Scheduled Payments By Year	Scheduled Principal Payments	Term Loan Maturities	Total Payments
2002	$ 5,051	44,083	49,134
2003	4,803	22,863	27,666
2004 (includes the Line)	5,185	585,829	591,014
2005	4,011	148,029	152,040
2006	3,578	24,089	27,667
Beyond 5 Years	29,422	511,933	541,355
Unamortized debt premiums	-	7,845	7,845
Total	$ 52,050	1,344,671	1,396,721

Unconsolidated partnerships and joint ventures in which we have an investment also had mortgage loans payable of $67.5 million at December 31, 2001. Our proportionate share of these loans is $14.7 million. Mortgage loans payable totaling $62.5 million are non-recourse and contain no other provisions that would result in a contingent liability to the Company. The Company is the guarantor of a $5.0 million mortgage loan for Regency Ocean East Partnership, L.P.

The fair value of our notes payable and the Line are estimated based on the current rates available to us for debt of the same remaining maturities. Variable rate notes payable and the Line are considered to be at fair value since the interest rates on such instruments reprice based on current market conditions. Fixed rate loans assumed in the connection with real estate acquisitions are recorded in the accompanying financial statements at fair value. Based on the borrowing rates currently available to us for loans with similar terms and average maturities, the fair value of long-term debt is $1.43 billion.

RCLP has issued Cumulative Redeemable Preferred Units ("Preferred Units") in various amounts since 1998. The issues were sold primarily to institutional investors in private placements. The Preferred Units, which may be called by RCLP at par after certain dates ranging from 2003 to 2005, have no stated maturity or mandatory redemption, and pay a cumulative, quarterly dividend at fixed rates ranging from 8.125% to 9.125%. At any time after 10 years from the date of issuance, the Preferred Units may be exchanged for Cumulative Redeemable Preferred Stock ("Preferred Stock") at an exchange rate of one share for one unit. The Preferred Units and the related Preferred Stock are not convertible into Regency common stock. The net proceeds of these offerings were used to reduce the Line. At December 31, 2001 and 2000 the face value of total preferred units issued was $384 million with an average fixed distribution rate of 8.72%.



Andy Hoffmeister - *SVP, Retailer Services*
Chris Leavitt - *SVP, Finance and Treasurer*
Mark Harrigian - *SVP, Investments Southern California*



Why are relationships so important to Regency Centers' success?

We take a long-term view of real estate at Regency Centers, and we know that the only way to be successful over the long term is to build lasting relationships with a wide variety of partners. For example, we build relationships with our tenants, enabling us to be a truly customer-driven developer, and positioning us to execute multiple transactions. We work closely with communities to address outstanding issues so our centers add value to the neighborhood. And we maintain good relationships with our employees, motivating them to work hard every day for our success. All of these relationships share certain common elements: All are based on common values and trust, all are formed with a long-range perspective, and all are a way of accelerating our progress toward our primary goals — to expand our business and build shareholder value.

John F. Euart, Jr.
Managing Director, Investments Southeast

Years at Regency: 16
Years in the Industry: 29

70 P7

Our real estate portfolio grew by 5.6% during 2001 as a result of the acquisition and development activity discussed above. We intend to continue to grow our portfolio through acquisitions and development, either directly or through our joint venture relationships. Because acquisition and development activities are discretionary in nature, they are not expected to burden our capital resources currently available for liquidity requirements. Regency expects that cash provided by operating activities, unused amounts available under the Line, and cash reserves are adequate to meet liquidity requirements.

Net Operating Income
(in thousands)



$215,501
$99,643
1997
1998
1999
2000
2001

Critical Accounting Policies

In the course of developing and evaluating accounting policies and procedures, we use estimates, assumptions and judgements to determine the most appropriate methods to be applied. Such processes are used in determining capitalization of costs related to real estate, value impairment of our real estate portfolio, and taxable income.

In determining capitalized costs related to real estate, we consider whether costs incurred have extended the useful life of a property and should be capitalized or if it is recurring maintenance and should be expensed to operations; we evaluate the direct costs associated with our development program, the size of the development pipeline, and our development success rate; and as it pertains to capitalized interest, interest rates available to the Company, the start of the development process, and the date that the project has been completed and ready for its intended use.

In determining the fair value of our real estate portfolio, we consider future cash flow projections on a property-by-property basis, current interest rates, current market conditions of the geographical location of each property, and the cost to sell.

We believe that Regency qualifies and we intend for Regency to qualify as a REIT under the Internal Revenue Code. As a REIT, Regency is allowed to reduce taxable income by all or a portion of its distributions to stockholders. As distributions have exceeded taxable income, no provision for federal income taxes has been made.

Results from Operations

Comparison 2001 to 2000

Revenues increased $27.0 million or 7% to $388.5 million in 2001. The increase was due primarily to revenues from newly completed developments that only partially operated during 2000, and from growth in rental rates at the operating properties. Minimum rent increased $15.4 million or 6%, and recoveries from tenants increased $6.4 million or 9%. At December 31, 2001, we were operating or developing 272 shopping centers. We identify our shopping centers as either development properties or stabilized properties. Development properties are defined as properties that are in the construction and initial lease-up process that are not yet fully leased (fully leased generally means greater than 90% leased) and occupied. Stabilized properties are all properties not identified as development. At December 31, 2001, we had 231 stabilized shopping centers that were 94.9% leased. At December 31, 2000, these properties were 95.4% leased. In 2001, rental rates grew by 10.5% from renewal leases and new leases replacing previously occupied spaces in the stabilized properties.

Service operations revenue includes management fees and commission income, profits and losses from the sale of developed properties and gains or losses from the sale of land and outparcels. The Company accounts for profit recognition on sales of real estate in accordance with FASB Statement No. 66, "Accounting for Sales of Real Estate." Profits from sales of real estate will not be recognized by the Company unless a sale has been consummated; the buyer's initial and continuing investment is adequate to demonstrate a commitment to pay for the property; the Company has transferred to the buyer the usual risks and rewards of ownership; and the Company does not have substantial continuing involvement with the property. Service operations revenue increased by $4.3 million to $31.5 million in 2001, or 16%. The increase was primarily due to a $12.4 million increase in gains from the sale of land and outparcels, a $1.7 million increase in management fees primarily related to the Columbia and MCWR joint ventures, offset by a $9.8 million reduction in development profits. The reduction in development profits was a result of selling fewer core developments during 2001 vs. 2000.

Operating expenses increased $17.8 million or 11% to $181.4 million in 2001. Combined operating and maintenance, and real estate taxes increased $6.7 million or 8% during 2001 to $89.0 million. The increase was primarily due to expenses incurred by newly completed developments that only partially operated during 2000, and general increases in operating expenses on the stabilized properties. General and administrative expenses were $20.6 million during 2001 vs. $19.9 million in 2000 or 3% higher as a result of general salary and benefit increases. Depreciation and amortization increased $8.1 million during 2001 or 14% primarily due to developments that only partially operated during 2000.

We review our real estate portfolio for value impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We determine impairment based upon the difference between estimated sales value (less estimated costs to sell) and net book value. During 2001 and 2000 we recorded a provision for loss on operating properties held for sale of $1.6 million and $13.0 million, respectively.

Interest expense increased to $74.4 million in 2001 from $72.0 million in 2000 or 3%. The increase was primarily due to higher debt balances and a higher percentage of outstanding debt with fixed interest rates, which are generally higher than variable interest rates. Regency had $1.4 billion and $1.3 billion of outstanding debt at December 31, 2001 and 2000, respectively. On December 31, 2001, 72% of outstanding debt had fixed interest rates vs. 61% on December 31, 2000.



Dan Fox - *SVP, Investments Midwest*
Craig Ramey - *SVP, Investments Pacific Northwest*
West Miller - *SVP, Investments Southwest*



What is the Premier Customer Initiative (PCI) program and what does it do for Regency Centers?

32A

Regency's PCI program is designed to attract national, regional and local specialty tenants who represent the "best-in-class" operators within their respective merchandising categories. Regency's PCI program provides these premier tenants with access to multiple prime locations in the best shopping centers, in the top markets, with the leading grocery anchors. By year-end 2001, 75 retailers in 25 categories were participating in the PCI program, including Subway, Blockbuster Video, RadioShack, Hallmark, Great Clips, H&R Block and Starbucks.

Regency is proud to provide these premier tenants with the support they need to achieve their growth and profit objectives. At the same time, Regency also benefits: Our PCI tenants act as a secondary anchor at our centers, while strengthening the merchandising mix and reinforcing the appeal of the grocery anchor.

James D. Thompson
Managing Director, Operations East

Years at Regency: 21
Years in the Industry: 22

32 D

unit distributions increased $3.9 million to $33.5 million during 2001 as a result of the preferred units issued in 2000.

Net income for common stockholders was $97.7 million in 2001 vs. $84.8 million in 2000, or a 15% increase. Diluted earnings per share was $1.69 in 2001 vs. $1.49 in 2000, or 13% higher as a result of the increase in net income.

Revenues
(in thousands)


$97,336
$143,296
$301,897
1997
1998
1999
2000
2001

Comparison 2000 to 1999

Revenues increased $59.7 million or 20% to $361.6 million in 2000. The increase was due primarily to the Pacific acquisition, which did not occur until February 28, 1999, revenues from newly completed developments that only partially operated during 1999, and from growth in rental rates and occupancy levels at the operating properties. Minimum rent increased $38.2 million or 18%, and recoveries from tenants increased $13.8 million or 25%. At December 31, 2000, Regency was operating or developing 261 shopping centers. At December 31, 2000, we had 210 stabilized shopping centers that were 95.4% leased. At December 31, 1999, these properties were 94.2% leased. In 2000, rental rates grew by 8% from renewal leases and new leases replacing previously occupied spaces in the stabilized properties.

Service operations revenue increased by $9.0 million to $27.2 million in 2000, or 49%. The increase was primarily due to a $11.1 million increase in development profits offset by a $2.1 million reduction in property management fees. During 2000 we reduced the portfolio of properties managed for third party owners that was unprofitable.

Operating expenses increased $27.8 million or 20% to $163.6 million in 2000. Combined operating and maintenance, and real estate taxes increased $14.8 million or 22% during 2000 to $82.3 million. The increase was primarily due to the Pacific acquisition, expenses incurred by newly completed developments that only partially operated during 1999, and general increases in operating expenses on the stabilized properties. General and administrative expenses were $19.9 million during 2000 vs. $19.3 million in 1999 or 3% higher as a result of general salary and benefit increases, and new employees hired in 2000. Depreciation and amortization increased $10.8 million during 2000 or 22% primarily due to the Pacific acquisition and developments that only partially operated during 1999.

During 2000, we recorded a provision for loss on operating properties held for sale of $13.0 million related to a portfolio of properties under contract for sale that no longer met our long-term investment standards. These properties were classified as operating properties held for sale at December 31, 2000, and depreciation and amortization was suspended.

Interest expense increased to $72.0 million in 2000 from $60.1 million in 1999 or 20%. The increase was primarily due to the assumption of debt from the Pacific acquisition, and higher interest costs related to interest rate increases on outstanding debt balances including the unsecured debt offerings completed in 2000 and 1999.

Preferred unit distributions increased $17.2 million to $29.6 million during 2000 as a result of the preferred units issued in 2000 and 1999. Average fixed distribution rates of the preferred units were 8.72% at December 31, 2000 vs. 8.71% at December 31, 1999.

Net income for common stockholders was $84.8 million in 2000 vs. $87.6 million in 1999, or a 3% decrease. The decline was primarily a result of the provision for loss on operating properties held for sale and increased preferred unit distributions, net of the acquisition and development activity described above. Diluted earnings per share was $1.49 in 2000 vs. $1.61 in 1999, or 7.5% lower as a result of the decrease in net income.

Real Estate Investments at cost
(in thousands)



$833,402
$1,250,332
$2,636,193
$2,943,627
1997
1998
1999
2000

New Accounting Standards and Accounting Changes

In August 2001, the Financial Accounting Standards Board issued FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("Statement 144"), which supercedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("Statement 121"). Statement 144 retains the fundamental provisions in Statement 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with Statement 121. Regency is required to adopt Statement 144 no later than the year beginning after December 15, 2001, and plans to adopt its provisions for the quarter ending March 31, 2002. We have determined that our portfolio of operating properties held for sale will have to be reevaluated given the establishment of the six criteria set forth in Statement 144. We believe that the majority of the assets will not meet all six criteria and thus will have to be reclassified as properties to be held and used. We have determined that should we reclassify all of these properties, no additional charges to expense would occur. We have determined that the other provisions of Statement 144 will not have a significant impact on operations.

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment to FASB Statement No. 133" ("FAS 138"), which is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. FAS 138 and FAS 133 establish accounting and reporting standards for derivative instruments and hedging activities. FAS 138 and FAS 133 require entities to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. FAS 138 and FAS 133 will have no impact to the financial statements as we have no derivative instruments.



What challenges does Regency Centers face in the future?

We face a few key challenges in the near term. First, we must continue to pursue quality acquisitions and developments in sound, secure locations that generate superior risk-adjusted returns on capital. In our supply-constrained markets, with very difficult entitlement processes, this is a challenge as well as an opportunity. Second, we must continue to offer the special culture and atmosphere that has motivated Regency's management team to achieve the extraordinary results that it has so far. In fact, we have been successful precisely because of the commitment, energy and experience that this team brings to our business. Third, we must maintain the power and integrity of our balance sheet. And last, we must preserve our reputation as a company that is the best at what it does, that is exceptional to deal with, and that delivers on its promises. We are extremely well-positioned to meet these challenges — and any others that the future may hold.

Brian M. Smith
Managing Director,
Investments Pacific and Midatlantic

Years at Regency 5
Years in the Industry 19

343

Environmental Matters

Regency, like others in the commercial real estate industry, is subject to numerous environmental laws and regulations. The operation of dry cleaning plants at our shopping centers is the principal environmental concern. We believe that the tenants who operate these plants do so in accordance with current laws and regulations and have established procedures to monitor their operations. Additionally, we use all legal means to cause tenants to remove dry cleaning plants from our shopping centers. Where available, we have applied and been accepted into state-sponsored environmental programs. We have a blanket environmental insurance policy that covers Regency against third party liabilities and remediation costs on shopping centers that currently have no known environmental contamination. We have also placed environmental insurance on specific properties with known contamination in order to mitigate Regency's environmental risk. We believe that the ultimate disposition of currently known environmental matters will not have a material effect on the financial position, liquidity, or operations of Regency.

Inflation

Inflation has remained relatively low during 2001 and 2000 and has had a minimal impact on the operating performance of the shopping centers; however, substantially all of our long-term leases contain provisions designed to mitigate the adverse impact of inflation. Such provisions include clauses enabling us to receive percentage rentals based on tenants' gross sales, which generally increase as prices rise, and/or escalation clauses, which generally increase rental rates during the terms of the leases. Such escalation clauses are often related to increases in the consumer price index or similar inflation indices. In addition, many of our leases are for terms of less than ten years, which permits us to seek increased rents upon re-rental at market rates. Most of our leases require the tenants to pay their share of operating expenses, including common area maintenance, real estate taxes, insurance and utilities, thereby reducing our exposure to increases in costs and operating expenses resulting from inflation.



Tom McDonough - *SVP, Investments Southern California*
Stan Zippin - *SVP, Real Estate Accounting and MIS*
Tom Engberg - *SVP, Investments Northern California*

Market Risk

Regency is exposed to interest rate changes primarily as a result of the Line and long-term debt used to maintain liquidity and fund capital expenditures and expansion of Regency's real estate investment portfolio and operations. Regency's interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives Regency borrows primarily at fixed rates and may enter into derivative financial instruments such as interest rate swaps, caps and treasury locks in order to mitigate its interest rate risk on a related financial instrument. Regency has no plans to enter into derivative or interest rate transactions for speculative purposes, and at December 31, 2001, Regency did not have any borrowings hedged with derivative financial instruments.

Regency's interest rate risk is monitored using a variety of techniques. The table below presents the principal cash flows (in thousands), weighted average interest rates of remaining debt, and the fair value of total debt (in thousands), by year of expected maturity to evaluate the expected cash flows and sensitivity to interest rate changes.

	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
Fixed rate debt	45,906	[illegible]	205,114	152,040	27,667	541,355	993,185	1,053,827
Average interest rate for all debt	[illegible]	7.88%	7.97%	8.05%	8.08%	8.08%		--
Variable rate LIBOR debt	225	9,566	385,900	--	-		395,691	395,691
Average interest rate for all debt	5.35%	5.29%					-	--

As the table incorporates only those exposures that exist as of December 31, 2001, it does not consider those exposures or positions, which could arise after that date. Moreover, because firm commitments are not presented in the table above, the information presented therein has limited predictive value. As a result, Regency's ultimate realized gain or loss with respect to interest rate fluctuations will depend on the exposures that arise during the period, Regency's hedging strategies at that time, and interest rates.

Independent Auditors' Report

The Shareholders and Board of Directors
Regency Centers Corporation:

We have audited the accompanying consolidated balance sheets of Regency Centers Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Regency Centers Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Jacksonville, Florida
January 31, 2002

Consolidated Balance Sheets

December 31, 2001 and 2000

Assets		**2001**	**2000**
Real estate investments at cost (notes 2, 5, and 9):			
Land	$	600,081,672	564,089,984
Buildings and improvements		1,914,961,155	1,813,554,881
		2,515,042,827	2,377,644,865
Less: accumulated depreciation		202,325,324	147,053,900
		2,312,717,503	2,230,590,965
Properties in development		408,437,476	296,632,730
Operating properties held for sale		158,121,462	184,150,762
Investments in real estate partnerships (note 4)		75,229,636	85,198,279
Net real estate investments		**2,954,506,077**	2,796,572,736
Cash and cash equivalents		27,853,264	100,987,895
Notes receivable		32,504,941	66,423,893
Tenant receivables, net of allowance for uncollectible accounts of $4,980,335 and $4,414,085 at December 31, 2001 and 2000, respectively		47,723,145	39,407,777
Deferred costs, less accumulated amortization of $20,402,059 and $13,910,018 at December 31, 2001 and 2000, respectively		34,399,242	21,317,141
Other assets		12,327,567	10,434,298
	$	**3,109,314,236**	3,035,143,740

Liabilities and Stockholders' Equity			
Liabilities:			
Notes payable (note 5)	$	1,022,720,748	841,072,156
Unsecured line of credit (note 5)		374,000,000	466,000,000
Accounts payable and other liabilities		73,434,322	75,460,304
Tenants' security and escrow deposits		8,656,456	8,262,885
Total liabilities		**1,478,811,526**	1,390,795,345
Preferred units (note 6)		375,403,652	375,407,777
Exchangeable operating partnership units		32,108,191	34,899,813
Limited partners' interest in consolidated partnerships		3,940,011	8,625,839
Total minority interest		**411,451,854**	418,933,429
Stockholders' equity (notes 6, 7 and 8):			
Series 2 cumulative convertible preferred stock and paid in capital, $.01 par value per share: 1,502,532 shares authorized; 1,487,507 shares issued and outstanding at December 31, 2001 and 2000, respectively; liquidation preference $20.83 per share		34,696,112	34,696,112
Common stock $.01 par value per share: 150,000,000 shares authorized; 60,995,496 and 60,234,925 shares issued at December 31, 2001 and 2000, respectively		609,955	602,349
Treasury stock: 3,394,045 and 3,336,754 shares held at December 31, 2001 and 2000, respectively, at cost		(67,346,414)	(66,957,282)
Additional paid in capital		1,327,579,434	1,317,668,173
Distributions in excess of net income		(68,226,276)	(51,064,870)
Stock loans		(8,261,955)	(9,529,516)
Total stockholders' equity		**1,219,050,856**	1,225,414,966
Commitments and contingencies (notes 9 and 10)			
	$	3,109,314,236	3,035,143,740

See accompanying notes to consolidated financial statements

Consolidated Statements of Operations

For the Years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Revenues:			
Minimum rent (note 9)	$ 271,713,124	256,279,019	218,039,441
Percentage rent	5,833,674	5,231,517	5,000,272
Recoveries from tenants	76,068,575	69,707,918	55,919,788
Service operations revenue	31,494,739	27,226,411	18,239,486
Equity in income of investments in real estate partnerships	3,439,397	3,138,553	4,687,944
Total revenues	388,549,509	361,583,418	301,886,931
Operating expenses:			
Depreciation and amortization	67,505,587	59,430,262	48,611,519
Operating and maintenance	50,239,821	47,297,799	39,204,109
General and administrative	20,560,939	19,932,609	19,274,225
Real estate taxes	38,734,782	34,998,404	28,253,961
Other expenses	4,356,384	1,936,686	472,526
Total operating expenses	181,397,513	163,595,760	135,816,340
Interest expense (income):			
Interest expense	74,416,416	71,970,783	60,067,007
Interest income	(5,577,487)	(4,807,711)	(2,196,954)
Net interest expense	68,838,929	67,163,072	57,870,053
Income before gain, provision on real estate investments and minority interests	138,313,067	130,824,586	108,200,538
Gain (loss) on sale of operating properties	699,376	4,506,982	(232,989)
Provision for loss on operating properties held for sale	(1,595,136)	(12,995,412)	—
Income before minority interests	137,417,307	122,336,156	107,967,549
Minority interest preferred unit distributions	(33,475,007)	(29,601,184)	(12,368,403)
Minority interest of exchangeable partnership units	(2,557,003)	(2,492,419)	(2,897,778)
Minority interest of limited partners	(721,090)	(2,631,721)	(2,855,404)
Net income	100,664,207	87,610,832	89,845,964
Preferred stock dividends	(2,965,099)	(2,817,228)	(2,244,593)
Net income for common stockholders	$ 97,699,108	84,793,604	87,601,371
Net income for common stockholders per share (note 7):			
Basic	$ 1.70	1.49	1.61
Diluted	$ 1.69	1.49	1.61

See accompanying notes to consolidated financial statements

Consolidated Statements of Stockholders' Equity

For the Years ended December 31, 2001, 2000 and 1999

	Series 1 and 2 Preferred Stock	Common Stock	Class B Common Stock	Treasury Stock	Additional Paid In Capital	Distributions in Excess of Net Income	Stock Loans	Total Stockholders' Equity
Balance at December 31, 1998	$ —	254,889	25,000	—	578,466,708	(19,395,744)	(8,609,390)	550,741,463
Common stock issued as compensation or purchased by directors or officers	—	2,499	—	—	3,731,625	—		3,734,124
Common stock issued or redeemed under stock loans	—	(528)	—	—	(1,312,203)	—	1,623,552	310,821
Common stock issued for partnership units exchanged	—	3,961	—	—	7,591,712	—	—	7,595,673
Common stock issued for class B conversion	—	29,755	(25,000)	—	(4,755)	—	—	—
Preferred stock issued to acquire Pacific	35,046,570	—	—	—	—	—		35,046,570
Common stock issued to acquire Pacific	—	305,669	—	—	715,434,215	—	(3,998,954)	711,740,930
Common stock issued for preferred stock conversion	(350,458)	150	—	—	350,308		—	—
Repurchase of common stock (note 6)	—	—	—	(54,536,612)	—	—	—	(54,536,612)
Cash dividends declared: Common stock ($1.84 per share) and preferred stock	—	—	—	—	—	(97,229,758)		(97,229,758)
Net income	—	—	—	—	—	89,845,964		89,845,964
Balance at December 31, 1999	$ 34,696,112	596,395		(54,536,612)	1,304,257,610	(26,779,538)	(10,984,792)	1,247,249,175
Common stock issued as compensation or purchased by directors or officers	—	2,226	—	—	4,791,861	—	—	4,794,087
Common stock redeemed under stock loans	—	(645)	—	(1,332,251)	(192,818)	—	1,455,276	(70,238)
Common stock issued for partnership units exchanged	—	4,138	—	—	9,807,737	—	—	9,811,875
Common stock issued to acquire real estate	—	35	—	—	88,889	—	—	88,924
Reallocation of minority interest	—	—	—	—	(1,085,106)	—	—	(1,085,106)
Repurchase of common stock (note 6)	—	—	—	(11,088,419)	—	—	—	(11,088,419)
Cash dividends declared: Common stock ($1.92 per share) and preferred stock	—	—	—	—	—	(111,896,164)	—	(111,896,164)
Net income	—	—	—	—	—	87,610,832	—	87,610,832
Balance at December 31, 2000	$ 34,696,112	602,349	—	(66,957,282)	1,317,668,173	(51,064,870)	(9,529,516)	1,225,414,966
Common stock issued as compensation or purchased by directors or officers	—	6,493	—	(51,027)	7,556,021	—	—	7,511,487
Common stock redeemed under stock loans	—	(102)	—	(182,741)	(278,563)	—	1,267,561	806,155
Common stock issued for partnership units exchanged	—	1,216	—	—	3,219,237	—	—	3,220,453
Common stock issued to acquire real estate	—	16	—	—	43,180	—	—	43,196
Reallocation of minority interest	—	—	—	—	(628,614)	—	—	(628,614)
Repurchase of common stock	—	(17)	—	(155,364)	—	—	—	(155,381)
Cash dividends declared: Common stock ($2.00 per share) and preferred stock	—	—	—	—	—	(117,825,613)	—	(117,825,613)
Net income	—	—	—	—	—	100,664,207	—	100,664,207
Balance at December 31, 2001	$ 34,696,112	609,955	—	(67,346,414)	1,327,579,434	(68,226,276)	(8,261,955)	1,219,050,856

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows

For the Years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Cash flows from operating activities:			
Net Income	$ 100,664,207	87,610,832	89,845,964
Adjustments to reconcile net income to net			
cash provided by operating activities:			
Depreciation and amortization	67,505,587	59,430,262	48,611,519
Deferred loan cost and debt premium amortization	1,136,734	609,107	556,100
Stock based compensation	6,217,572	4,719,212	2,411,907
Minority interest preferred unit distribution	33,475,007	29,601,184	12,368,403
Minority interest of exchangeable partnership units	2,557,003	2,492,419	2,897,778
Minority interest of limited partners	721,090	2,631,721	2,855,404
Equity in income of investments in real estate partnerships	(3,439,397)	(3,138,553)	(4,687,944)
(Gain) loss on sale of operating properties	(699,376)	(4,506,982)	232,989
Provision for loss on operating properties held for sale	1,595,136	12,995,412	—
Changes in assets and liabilities:			
Tenant receivables	(9,304,128)	(4,170,897)	(12,342,419)
Deferred leasing costs	(11,691,159)	(10,454,805)	(5,025,687)
Other assets	(4,213,411)	(4,732,220)	74,863
Tenants' security and escrow deposits	303,740	248,331	1,238,955
Accounts payable and other liabilities	(771,305)	5,196,868	12,264,438
Net cash provided by operating activities	184,057,300	178,531,891	151,302,270
Cash flows from investing activities:			
Acquisition and development of real estate	(332,702,732)	(432,545,686)	(232,524,318)
Proceeds from sale of real estate	142,016,541	165,926,227	76,542,059
Acquisition of Pacific, net of cash acquired	—	—	(9,046,230)
Acquisition of partners' interest in investments			
in real estate partnerships, net of cash acquired	2,416,621	(1,402,371)	—
Investment in real estate partnerships	(45,562,955)	(66,890,477)	(30,752,019)
Capital improvements	(15,837,052)	(19,134,500)	(21,535,961)
Proceeds from sale of real estate partnerships	2,967,481	—	—
Repayment of notes receivable	67,582,696	15,673,125	—
Distributions received from investments in real estate partnerships	16,811,892	3,109,586	704,474
Net cash used in investing activities	(162,307,508)	(335,264,096)	(216,611,995)
Cash flows from financing activities:			
Net proceeds from common stock issuance	65,264	25,276	223,375
Repurchase of common stock	(155,381)	(11,088,419)	(54,536,612)
Purchase of limited partners' interest in consolidated partnership	—	(2,925,158)	(633,673)
Redemption of partnership units	(110,487)	(1,435,694)	(1,620,939)
Net distributions to limited partners in consolidated partnerships	(5,248,010)	(2,139,886)	(1,071,831)
Distributions to exchangeable partnership unit holders	(3,144,987)	(3,652,033)	(3,534,515)
Distributions to preferred unit holders	(33,475,007)	(29,601,184)	(12,368,403)
Dividends paid to common stockholders	(114,860,514)	(109,078,935)	(94,985,165)
Dividends paid to preferred stockholders	(2,965,099)	(2,817,228)	(2,244,593)
Net proceeds from fixed rate unsecured notes	239,582,400	159,728,500	249,845,300
(Additional costs) net proceeds from issuance of preferred units	(4,125)	91,591,503	205,016,274
(Repayment) proceeds of unsecured line of credit, net	(92,000,000)	218,820,690	(142,051,875)
Proceeds from notes payable	—	18,153,368	445,207
Repayment of notes payable	(67,273,620)	(112,669,554)	(32,534,707)
Scheduled principal payments	(6,146,318)	(6,230,191)	(6,085,360)
Deferred loan costs	(9,148,539)	(3,078,398)	(4,355,008)
Net cash (used in) provided by financing activities	(94,884,423)	203,602,657	99,507,475
Net (decrease) increase in cash and cash equivalents	(73,134,631)	46,870,452	34,197,750
Cash and cash equivalents at beginning of period	100,987,895	54,117,443	19,919,693
Cash and cash equivalents at end of period	$ 27,853,264	100,987,895	54,117,443

Consolidated Statements of Cash Flows

For the Years ended December 31, 2001, 2000 and 1999 (continued)

		2001	2000	1999
Supplemental disclosure of cash flow information - cash paid for interest (net of capitalized interest of approximately $21,195,000, $14,553,000 and $11,029,000 in 2001, 2000 and 1999, respectively)	$	67,546,988	66,261,518	52,914,976
Supplemental disclosure of non-cash transactions: Mortgage loans assumed for the acquisition of real estate	$	8,120,912	19,947,565	402,582,015
Notes receivable taken in connection with sales of development properties	$	33,663,744	66,423,893	15,673,125
Real estate contributed as investment in real estate partnerships	$	12,418,278	4,500,648	—
Mortgage loan assumed, exchangeable operating partnership units and common stock issued for the acquisition of partners' interest in investments in real estate partnerships	$	9,754,225	1,287,111	—
Exchangeable operating partnership units and common stock issued for investments in real estate partnerships	$	—	329,948	1,949,020
Preferred and common stock and exchangeable operating partnership units issued for the acquisition of real estate	$	—	103,885	771,351,617
Other liabilities assumed to acquire real estate	$	—	—	13,897,643

See accompanying notes to consolidated financial statements

1. Summary of Significant Accounting Policies

(a) Organization and Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Regency Centers Corporation, its wholly owned qualified REIT subsidiaries, and its majority-owned or controlled subsidiaries and partnerships (the "Company" or "Regency"). All significant intercompany balances and transactions have been eliminated in the consolidated financial statements. The Company owns approximately 97% of the outstanding common units ("Units") of Regency Centers, L.P., ("RCLP"). Regency invests in real estate through its partnership interest in RCLP. All of the acquisition, development, operations and financing activity of Regency, including the issuance of Units or preferred units, are executed by RCLP. The equity interests of third parties held by RCLP and the majority-owned or controlled partnerships are included in the consolidated financial statements as preferred or exchangeable operating partnership units ("Units") and limited partners' interest in consolidated partnerships. The Company is a qualified real estate investment trust ("REIT"), which began operations in 1993 as Regency Realty Corporation. In February 2001, the Company changed its name to Regency Centers Corporation.

(b) Revenues

The Company leases space to tenants under agreements with varying terms. Leases are accounted for as operating leases with minimum rent recognized on a straight-line basis over the term of the lease regardless of when payments are due. Accrued rents are included in tenant receivables. Minimum rent has been adjusted to reflect the effects of recognizing rent on a straight-line basis.

Substantially all of the lease agreements contain provisions that provide additional rents based on tenants' sales volume (contingent or percentage rent) or reimbursement of the tenants' share of real estate taxes and certain common area maintenance (CAM) costs. These additional rents are recognized when the tenants achieve the specified targets as defined in the lease agreements.

Service operations revenue includes management fees and commission income, development-related profits from the sales of recently developed real estate properties and land. The Company recorded gains from the sales of development properties and land of $28.1, million $25.5 million, and $14.4 million for the years ended December 31, 2001, 2000, and 1999, respectively. Service operations revenue does not include gains or losses from the sale of operating properties previously held for investment which are included in gain or loss on the sale of operating properties.

The Company accounts for profit recognition on sales of real estate in accordance with FASB Statement No. 66, "Accounting for Sales of Real Estate." In summary, profits from sales will not be recognized by the Company unless a sale has been consummated; the buyer's initial and continuing investment is adequate to demonstrate a commitment to pay for the property; the Company has transferred to the buyer the usual risks and rewards of ownership; and the Company does not have substantial continuing involvement with the property.

(c) Real Estate Investments

Land, buildings and improvements are recorded at cost. All direct and indirect costs clearly associated with the acquisition, development and construction of real estate projects are capitalized as buildings and improvements.

Maintenance and repairs which do not improve or extend the useful lives of the respective assets are reflected in operating and maintenance expense. The property cost includes the capitalization of interest expense incurred during construction based on average outstanding expenditures.

Depreciation is computed using the straight-line method over estimated useful lives of up to forty years for buildings and improvements, term of lease for tenant improvements, and three to seven years for furniture and equipment.

Operating properties held for sale include properties that no longer meet the Company's long-term investment standards, such as expected growth in revenue or market dominance. Once identified and marketed for sale, these properties are segregated on the balance sheet as operating properties held for sale. The Company also develops shopping centers and stand-alone retail stores for resale. Once completed, these developments are also included in operating properties held for sale. Operating properties held for sale are carried at the lower of cost or fair value less estimated selling costs. Depreciation and amortization are suspended during the period held for sale. Results from operations from these properties resulted in net income of $10.5 million and $6.8 million for the years ended December 31, 2001 and 2000, respectively.

The Company reviews its real estate investments for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company determines impairment based upon the difference between estimated sales value (less estimated costs to sell) and net book value. During 2001 and 2000, the Company recorded a provision for loss on operating properties held for sale of $1.6 million and $13.0 million, respectively.

(d) Income Taxes

The Company believes it qualifies and intends to continue to qualify as a REIT under the Internal Revenue Code (the "Code"). As a REIT, the Company is allowed to reduce taxable income by all or a portion of its distributions to stockholders. As distributions have exceeded taxable income, no provision for federal income taxes has been made in the accompanying consolidated financial statements.

Earnings and profits, which determine the taxability of dividends to stockholders, differ from net income reported for financial reporting purposes primarily because of different depreciable lives and cost bases of the shopping centers, and other timing differences.

Regency Realty Group, Inc., ("RRG"), a wholly-owned subsidiary of the Company is subject to federal and state income taxes and files separate tax returns. RRG had taxable income of $9.8 million, $2.3 million, and $5.0 million for the years ended December 31, 2001, 2000 and 1999, respectively. RRG incurred federal and state income tax of $4.0 million, $0.9 million, and $2.0 million in 2001, 2000 and 1999, respectively, which are included in other expenses.

Effective January 1, 2001, the Company and RRG jointly elected for RRG to be treated as a Taxable REIT Subsidiary of the Company as such term is defined in Section 856() of the Code. Such election is not expected to impact the tax treatment of either the Company or RRG.

At December 31, 2001 and 2000, the net book basis of real estate assets exceeds the tax basis by approximately

$109 million and $115 million, respectively, primarily due to the difference between the cost basis of the assets acquired and their carryover basis recorded for tax purposes.

The following summarizes the tax status of dividends paid during the years ended December 31 (unaudited):

	2001	2000	1999
Dividend per share	$ 2.00	1.92	1.84
Ordinary income	83%	82%	75%
Capital gain	3%	5%	2%
Return of capital	13%	11%	23%
Unrecaptured section 1250 Gain	1%	2%	—

(e) Deferred Costs

Deferred costs include deferred leasing costs and deferred loan costs, net of amortization. Such costs are amortized over the periods through lease expiration or loan maturity. Deferred leasing costs consist of internal and external commissions associated with leasing the Company's shopping centers. Net deferred leasing costs were $22.2 million and $15.3 million at December 31, 2001 and 2000, respectively. Deferred loan costs consists of initial direct and incremental costs associated with financing activities. Net deferred loan costs were $12.2 million and $6.0 million at December 31, 2001 and 2000, respectively.

(f) Earnings Per Share

Basic net income per share of common stock is computed based upon the weighted average number of common shares outstanding during the year. Diluted net income per share also includes common share equivalents for stock options, exchangeable operating partnership units, and preferred stock when dilutive. See note 7 for the calculation of earnings per share.

(g) Cash and Cash Equivalents

Any instruments which have an original maturity of ninety days or less when purchased are considered cash equivalents.

(h) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(i) Stock Option Plan

The Company applies the provisions of SFAS No. 123, "Accounting for Stock Based Compensation", which allows companies a choice in the method of accounting for stock options. Entities may recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant or continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made as if the fair-value-based method defined in SFAS No. 123 had been applied. APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations state that compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

(j) Reclassifications

Certain reclassifications have been made to the 2000 and 1999 amounts to conform to classifications adopted in 2001.

2. Acquisitions of Shopping Centers

During 2001, the Company acquired three grocery-anchored shopping centers for $72.8 million representing 435,720 square feet of gross leasable area.

On August 3, 2000, the Company acquired the non-owned portion of two properties in one joint venture for $2.5 million in cash. The net assets of the joint venture were and continue to be consolidated by the Company. Prior to acquiring the non-owned portion, the joint venture partner's interest was reflected as limited partners' interest in consolidated partnerships in the Company's financial statements.

The 2001 and 2000 acquisitions were accounted for as purchases and as such the results of their operations are included in the consolidated financial statements from the date of the acquisition. None of the acquisitions were significant to the operations of the Company in the year in which they were acquired or the year preceding the acquisition.

During 2000, the Company paid contingent consideration of $5.0 million related to the acquisition of 43 shopping centers and joint ventures acquired during 1998. No additional contingent consideration is due related to any acquisitions of the Company.

3. Segments

The Company was formed, and currently operates, for the purpose of 1) operating and developing Company-owned retail shopping centers (Retail segment), and 2) providing services including management fees and commissions earned from third parties, and development related profits and fees earned from the sales of shopping centers, outparcels and build-to-suit properties to third parties (Service operations segment). The Company's reportable segments offer different products or services and are managed separately because each requires different strategies and management expertise. There are no inter-segment sales or transfers.

The Company assesses and measures operating results starting with net operating income for the Retail segment and revenues for the Service operations segment and converts such amounts into a performance measure referred to as Funds From Operations ("FFO"). The operating results for the individual retail shopping centers have been aggregated since all of the Company's shopping centers exhibit highly similar economic characteristics as neighborhood shopping centers, and offer similar degrees of risk and opportunities for growth. FFO as defined by the National Association of Real Estate Investment Trusts consists of net income (computed in accordance with generally accepted accounting principles) excluding gains (or losses) from debt restructuring and sales of income-producing property held for investment, plus depreciation and amortization of real estate, and adjustments for unconsolidated investments in real estate partnerships and joint ventures. The Company further adjusts FFO by distributions made to holders of Units and preferred stock that results in a diluted FFO amount. The Company considers diluted FFO to be the industry standard for reporting the operations of REITs. Adjustments for investments in real estate partnerships are calculated to reflect diluted FFO on the same basis. While management believes that diluted FFO is the most relevant and widely used measure of the Company's performance, such amount does not represent cash flow from operations as defined by accounting principles generally accepted in the United States of America, should not be considered an alternative to net income as an indicator of the Company's operating performance, and is not indicative of cash available to fund all cash flow needs. Additionally, the Company's calculation of diluted FFO, as provided below, may not be comparable to similarly titled measures of other REITs.

The accounting policies of the segments are the same as those described in note 1. The revenues, diluted FFO, and assets for each of the reportable segments are summarized as follows for the years ended December 31, 2001, 2000, and 1999. Assets not attributable to a particular segment consist primarily of cash and deferred costs.

	2001	2000	1999
Revenues:			
Retail segment	$ 357,054,770	334,357,007	283,647,445
Service operations segment	31,494,739	27,226,411	18,239,486
Total revenues	$ 388,549,509	361,583,418	301,886,931
Funds from Operations:			
Retail segment net operating income	$ 268,779,543	256,567,786	215,956,386
Service operations segment income	31,494,739	27,226,411	18,239,486
Adjustments to calculate diluted FFO:			
Interest expense	(74,416,416)	(71,970,783)	(60,067,007)
Interest income	5,577,487	4,807,711	2,196,954
General and administrative and other	(24,917,323)	(21,869,295)	(19,746,751)
Non-real estate depreciation	(2,194,623)	(1,459,326)	(1,003,092)
Minority interest of limited partners	(721,090)	(2,631,721)	(2,855,404)
Gain on sale of operating properties including depreciation on developments sold	(1,692,843)	(3,082,625)	232,989
Minority interest in depreciation and amortization	(228,320)	(481,184)	(584,048)
Share of joint venture depreciation and amortization	750,470	1,287,793	987,912
Distributions on preferred units	(33,475,007)	(29,601,184)	(12,368,403)
Funds from Operations – diluted	168,956,617	158,793,583	140,989,022
Reconciliation to net income for common stockholders:			
Real estate related depreciation and amortization	(65,310,964)	(57,970,936)	(47,608,427)
Minority interest in depreciation and amortization	228,320	481,184	584,048
Share of joint venture depreciation and amortization	(750,470)	(1,287,793)	(987,912)
Provision for loss on operating properties held for sale	(1,595,136)	(12,995,412)	—
Gain (loss) on sale of operating properties	1,692,843	3,082,625	(232,989)
Minority interest of exchangeable operating partnership units	(2,557,003)	(2,492,419)	(2,897,778)
Net income	$ 100,664,207	87,610,832	89,845,964
Assets (in thousands):			
Retail segment	$ 2,631,592	2,454,476	2,463,639
Service operations segment	403,142	447,929	123,233
Cash and other assets	74,580	132,739	68,064
Total assets	$ 3,109,314	3,035,144	2,654,936

4. Investments in Real Estate Partnerships

The Company accounts for all investments in which it owns 50% or less and does not have controlling financial interest using the equity method. The Company's combined investment in these partnerships was $75.2 million and $85.2 million at December 31, 2001 and 2000, respectively. Net income is allocated to the Company in accordance with the respective partnership agreements.

The Company has a 20% equity interest in Columbia Regency Retail Partners, LLC ("Columbia"), a joint venture with Columbia PERFCO Partners, L.P. ("PERFCO") that was formed for the purpose of investing in retail shopping centers. During 2001, Columbia acquired two shopping centers from the Company for $32.3 million, acquired two shopping centers from unaffiliated sellers for $42.0 million, and acquired three shopping centers from PERFCO for $73.4 million. During 2001 and 2000, the Company recognized gains on the sale of shopping centers to Columbia of $1.0 million and $3.7 million, respectively, which represents gain recognition on only that portion of Columbia not owned by the Company, and received net proceeds of $24.9 million and $40.5 million, respectively. The gains are included in service operations revenue as development property gains.

The Company has a 25% equity interest in Macquarie CountryWide-Regency, LLC, ("MCWR") a joint venture with an affiliate of Macquarie CountryWide Trust of Australia, a Sydney, Australia-based property trust focused on investing in grocery-anchored shopping centers. During 2001, MCWR acquired five shopping centers from the Company for $36.7 million. During 2001, the Company recognized gains on the sale of shopping centers to MCWR of $1.8 million, which represents gain recognition on only that portion of MCWR not owned by the Company, and received net proceeds of $27.8 million. The Company recognized gains of $1.3 million from the sale of development properties which are included in service operations revenue as development property gains. The Company also recognized gains of $0.5 million from the sale of operating properties previously held for investment which are included in gains on sale of operating properties.

With the exception of Columbia and MCWR, both of which intend to continue expanding their investment in shopping centers, the investments in real estate partnerships represent single asset entities formed for the purpose of developing or owning a retail shopping center.

The Company's investments in real estate partnerships as of December 31, 2001 and 2000 consists of the following (in thousands):

	Ownership	2001	2000
Columbia Regency Retail Partners, LLC	20%	$ 31,092	4,817
Macquarie CountryWide-Regency, LLC	25%	4,180	—
OTR/Regency Texas Realty Holdings, L.P.	30%	16,590	16,277
Regency Ocean East Partnership, L.P.	25%	2,783	2,129
RRG-RMC Tracy, LLC	50%	12,339	6,663
Tinwood, LLC	50%	7,177	4,124
GME/RRG I, LLC	50%	1,069	—
K & G/Regency II, LLC	50%	—	6,618
Regency/DS Ballwin, LLC	50%	—	19,064
T & M Shiloh Development Company	50%	—	11,310
R & KS Dell Range Development, LLC	50%	—	8,839
M & KS Woodman Development, LLC	50%	—	4,520
R & KS Aspen Park Development, LLC	50%	—	837
		$ 75,230	85,198

Summarized financial information for the unconsolidated investments on a combined basis, is as follows (in thousands):

	December 31, 2001	December 31, 2000
Balance Sheets:		
Investment property, net	$ 286,096	148,945
Other assets	8,581	9,123
Total assets	$ 294,677	158,068
Notes payable and other debt	$ 67,489	14,323
Other liabilities	5,983	25,105
Equity and partner's capital	221,205	118,640
Total liabilities and equity	$ 294,677	158,068

The revenues and expenses are summarized as follows for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
Statements of Operations:			
Total revenues	$ 26,896	19,235	16,208
Total expenses	14,066	13,147	8,501
Net income	$ 12,830	6,088	7,707

Unconsolidated partnerships and joint ventures had mortgage loans payable of $67.5 million at December 31, 2001 and the Company's proportionate share of these loans was $14.7 million. $62.5 million of the mortgage loans payable are non-recourse and contain no other provisions that would result in a contingent liability to the Company. The Company is the guarantor of a $5.0 million mortgage loan for Regency Ocean East Partnership, L.P.

5. Notes Payable and Unsecured Line of Credit

The Company's outstanding debt at December 31, 2001 and 2000 consists of the following (in thousands):

		2001	2000
Notes Payable:			
Fixed rate mortgage loans	$	240,091	270,491
Variable rate mortgage loans		21,691	40,640
Fixed rate unsecured loans		760,939	529,941
Total notes payable		1,022,721	841,072
Unsecured line of credit		374,000	466,000
Total	$	1,396,721	1,307,072

On April 30, 2001, the Company modified the terms of its line of credit (the "Line") by reducing the commitment to $600 million, reducing the interest rate spread from 1.0% to .85% and extending the maturity date to April 2004. Interest rates paid on the Line at December 31, 2001 and 2000 were based on LIBOR plus .85% and 1.0% or 2.913% and 7.875%, respectively. The spread that the Company pays on the Line is dependent upon maintaining specific investment grade ratings. The Company is required to comply and is in compliance with certain financial and other covenants customary with this type of unsecured financing. The Line is used primarily to finance the acquisition and development of real estate, but is also available for general working capital purposes.

Subsequent to December 31, 2001, the Company paid down the Line using the net proceeds of an unsecured debt offering for $250 million completed on January 15, 2002. The notes have a fixed interest rate of 6.75%, were priced at 99.850%, are due on January 15, 2012 and are guaranteed by the Company.

On December 12, 2001, the Company, through RCLP, completed a $20 million unsecured debt offering with an interest rate of 7.25%. The notes were priced at 99.375%, are due on December 12, 2011 and are guaranteed by the Company. On January 22, 2001, the Company, through RCLP, completed a $220 million unsecured debt offering with an interest rate of 7.95%. The notes were priced at 99.867%, are due on January 15, 2011 and are guaranteed by the Company. The net proceeds of the offerings were used to reduce the balance of the Line.

On December 15, 2000, the Company, through RCLP, completed a $10 million unsecured private debt offering with an interest rate of 8.0%. The notes were priced at 99.375%, are due on December 15, 2010 and are guaranteed by the Company. On August 29, 2000, the Company through RCLP, completed a $150 million unsecured debt offering with an interest rate of 8.45%. The notes were priced at 99.819%, are due on September 1, 2010 and are guaranteed by the Company. The net proceeds of the offerings were used to reduce the balance of the Line.

Mortgage loans are secured by certain real estate properties, and may be prepaid, but could be subject to a yield maintenance premium. Mortgage loans are generally due in monthly installments of interest and principal and mature over various terms through 2019. Variable interest rates on mortgage loans are currently based on LIBOR plus a spread in a range of 125 basis points to 175 basis points. Fixed interest rates on mortgage loans range from 6.82% to 9.5%.

As of December 31, 2001, scheduled principal repayments on notes payable and the Line were as follows (in thousands):

Scheduled Payments by Year	Scheduled Principal Payments	Term Loan Maturities	Total Payments
2002	$ 5,051	44,083	49,134
2003	4,803	22,863	27,666
2004 (includes the Line)	5,185	585,829	591,014
2005	4,011	148,029	152,040
2006	3,578	24,089	27,667
Beyond 5 Years	29,422	511,933	541,355
Unamortized debt premiums	—	7,845	7,845
Total	$ 52,050	1,344,671	1,396,721

The fair value of the Company's notes payable and Line are estimated based on the current rates available to the Company for debt of the same remaining maturities. Variable rate notes payable and the Line are considered to be at fair value, since the interest rates on such instruments reprice based on current market conditions. Fixed rate loans assumed in connection with real estate acquisitions are recorded in the accompanying financial statements at fair value. Based on the borrowing rates currently available to the Company for loans with similar terms and average maturities, the fair value of long-term debt is $1.43 billion.

6. Stockholders' Equity and Minority Interest

The Company, through RCLP, has issued Cumulative Redeemable Preferred Units ("Preferred Units") in various amounts since 1998. The issues were sold primarily to institutional investors in private placements for $100.00 per unit. The Preferred Units, which may be called by the Partnership at par after certain dates, have no stated maturity or mandatory redemption, and pay a cumulative, quarterly dividend at fixed rates. At any time after 10 years from the date of issuance, the Preferred Units may be exchanged for Cumulative Redeemable Preferred Stock ("Preferred Stock") at an exchange rate of one share for one unit. The Preferred Units and the related Preferred Stock are not convertible into common stock of the Company. The net proceeds of these offerings were used to reduce the Line. At December 31, 2001 and 2000 the face value of total preferred units issued was $384 million with an average fixed distribution rate of 8.72%.

Terms and conditions of the Preferred Units are summarized as follows:

Series	Units Issued	Issue Price	Issuance Amount	Distribution Rate	Callable by Company	Redeemable by Unitholder
Series A	1,600,000	$ 50.00	$ 80,000,000	8.125%	06/25/03	06/25/08
Series B	850,000	100.00	85,000,000	8.750%	09/03/04	09/03/09
Series C	750,000	100.00	75,000,000	9.000%	09/03/04	09/03/09
Series D	500,000	100.00	50,000,000	9.125%	09/29/04	09/29/09
Series E	700,000	100.00	70,000,000	8.750%	05/25/05	05/25/10
Series F	240,000	100.00	24,000,000	8.750%	09/08/05	09/08/10
	4,640,000		$ 384,000,000			

During 2000, the remaining Series 1 preferred stock was converted into 537,107 shares of Series 2 preferred stock. Series 2 preferred stock is convertible into common stock on a one-for-one basis. The Series 2 preferred shares are entitled to quarterly dividends in an amount equal to the common dividend and are cumulative. The Company may redeem the preferred stock any time after October 20, 2010 at a price of $20.83 per share, plus all accrued but unpaid dividends.

During 1999, the Board of Directors authorized the repurchase of approximately $65 million of the Company's outstanding shares through periodic open market transactions or privately negotiated transactions. At March 31, 2000, the Company had completed the program by purchasing 3.25 million shares.

On June 11, 1996, the Company entered into a Stockholders Agreement with a subsidiary of Security Capital Group Incorporated ("SCG") granting it certain rights such as purchasing common stock, nominating representatives to the Company's Board of Directors, and subjecting SCG to certain restrictions including voting and ownership restrictions. On December 14, 2001, SCG entered into a definitive agreement with GE Capital whereby GE Capital will acquire all of the outstanding shares of SCG.

7. Earnings Per Share

The following summarizes the calculation of basic and diluted earnings per share for the years ended December 31, 2001, 2000 and 1999 (in thousands except per share data):

		2001	2000	1999
Basic Earnings Per Share (EPS) Calculation:				
Weighted average common shares outstanding		57,465	56,754	53,494
Net income for common stockholders	$	97,699	84,794	87,601
Less: dividends paid on Class B common stock		—	—	1,409
Net income for Basic EPS	$	97,699	84,794	86,192
Basic EPS	$	1.70	1.49	1.61
Diluted Earnings Per Share (EPS) Calculation:				
Weighted average shares outstanding for Basic EPS		57,465	56,754	53,494
Exchangeable operating partnership units		1,593	1,851	2,004
Incremental shares to be issued under common stock options using the Treasury Method		216	54	4
Total diluted shares		59,274	58,659	55,502
Net income for Basic EPS	$	97,699	84,794	86,192
Add: minority interest of exchangeable operating partnership units		2,557	2,492	2,898
Net income for Diluted EPS	$	100,256	87,286	89,090
Diluted EPS	$	**1.69**	1.49	1.61

The Series 1 and Series 2 preferred stock are not included in the above calculation because their effects are anti-dilutive.

8. Long-Term Stock Incentive Plans

The Company has a Long-Term Omnibus Plan (the "Plan") pursuant to which the Board of Directors may grant stock and stock options to officers, directors and other key employees. The Plan provides for the issuance of up to 12% of the Company's common shares outstanding not to exceed 8.5 million shares. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. All stock options granted have ten year terms, and contain vesting terms of one to five years from the date of grant.

At December 31, 2001, there were approximately 1.6 million shares available for grant under the Plan. The per share weighted-average fair value of stock options granted during 2001 and 2000 was $2.32 and $2.18 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 2001 - expected dividend yield 7.3%, risk-free interest rate of 5.2%, expected volatility 20%, and an expected life of 6.0 years; 2000 - expected dividend yield 8.1%, risk-free interest rate of 6.7%, expected volatility 20%, and an expected life of 6.0 years. The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements.

Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income for common stockholders would have been reduced to the pro forma amounts indicated below (in thousands except per share data):

		2001	2000	1999
Net income for common stockholders				
As reported:	$	97,699	84,794	87,601
Net income per share:				
Basic	$	1.70	1.49	1.61
Diluted	$	1.69	1.49	1.61
Pro forma:	$	96,776	83,864	85,448
Net income per share:				
Basic	$	1.68	1.48	1.57
Diluted	$	1.68	1.47	1.57

Stock option activity during the periods indicated is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding, December 31, 1998	1,708,577	$ 24.71
Granted	860,767	20.70
Pacific merger	1,251,719	24.24
Forfeited	(87,395)	25.69
Exercised	(4,000)	17.88
Outstanding, December 31, 1999	3,729,668	23.61
Granted	52,924	21.59
Forfeited	(170,798)	25.52
Exercised	(21,017)	21.69
Outstanding, December 31, 2000	3,590,777	23.50
Granted	591,614	25.01
Forfeited	(79,009)	24.11
Exercised	(420,420)	21.62
Outstanding, December 31, 2001	3,682,962	$ 23.94

The following table presents information regarding all options outstanding at December 31, 2001:

Number of Options Outstanding	Weighted Average Remaining Contractual Life	Range of Exercise Prices	Weighted Average Exercise Price
1,751,862	7.13	$ 16.75 – 24.69	$ 21.92
1,931,100	6.01	25.00 – 27.69	25.77
3,682,962	6.54	$ 16.75 – 27.69	$ 23.94

The following table presents information regarding options currently exercisable at December 31, 2001:

Number of Options Exercisable	Range of Exercise Prices	Weighted Average Exercise Price
1,029,944	$ 16.75 – 24.69	$ 22.14
1,564,115	25.00 – 27.69	25.67
2,594,059	$ 16.75 – 27.69	$ 24.27

Also as part of the Plan, officers and other key employees have received loans to purchase stock with market rates of interest, have been granted restricted stock, and have been granted dividend equivalents. During 2001, 2000, and 1999, the Company charged $6.0 million, $3.4 million, and $1.0 million, respectively, to income on the consolidated statements of operations related to the Plan.

9. Operating Leases

The Company's properties are leased to tenants under operating leases with expiration dates extending to the year 2037. Future minimum rents under non-cancellable operating leases as of December 31, 2001, excluding tenant reimbursements of operating expenses and excluding additional contingent rentals based on tenants' sales volume are as follows (in thousands):

Year Ending December 31,		Amount
2002	$	266,670
2003		260,209
2004		230,431
2005		200,167
2006		162,290
Thereafter		112,409
Total	$	1,232,176

The shopping centers' tenant base includes primarily national and regional supermarkets, drug stores, discount department stores and other retailers and, consequently, the credit risk is concentrated in the retail industry. There were no tenants that individually represented 10% or more of the Company's combined minimum rent.

10. Contingencies

The Company, like others in the commercial real estate industry, is subject to numerous environmental laws and regulations. The operation of dry cleaning plants at the Company's shopping centers is the principal environmental concern. The Company believes that the tenants who operate these plants do so in accordance with current laws and regulations and has established procedures to monitor their operations. Additionally, the Company uses all legal means to cause tenants to remove dry cleaning plants from its shopping centers. Where available, the Company has applied and been accepted into state-sponsored environmental programs. The Company has a blanket environmental insurance policy that covers it against third party liabilities and remediation costs on shopping centers that currently have no known environmental contamination. The Company has also placed environmental insurance on specific properties with known contamination in order to mitigate its environmental risk. Management believes that the ultimate disposition of currently known environmental matters will not have a material effect on the financial position, liquidity, or operations of the Company. At December 31, 2001 and 2000, the Company had recorded environmental liabilities of $1.8 million and $2.1 million, respectively.

11. Market and Dividend Information (Unaudited)

The Company's common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "REG". The Company currently has approximately 3,500 shareholders. The following table sets forth the high and low prices and the cash dividends declared on the Company's common stock by quarter for 2001 and 2000:

	2001			2000		
Quarter Ended	High Price	Low Price	Cash Dividends Declared	High Price	Low Price	Cash Dividends Declared
March 31	$ 25.0000	22.6250	.50	20.9375	18.3125	.48
June 30	25.5600	23.0000	.50	23.7500	19.2500	.48
September 30	26.3500	22.7200	.50	24.0000	21.2500	.48
December 31	27.7500	24.5100	.50	24.0625	20.7500	.48

12. Summary of Quarterly Financial Data (Unaudited)

Presented below is a summary of the consolidated quarterly financial data for the years ended December 31, 2001 and 2000 (amounts in thousands, except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001:				
Revenues	$ 92,992	95,271	97,717	102,570
Net income for common stockholders	22,412	23,405	26,106	25,776
Net income per share:				
Basic	.39	.41	.45	.45
Diluted	.39	.41	.45	.45
2000:				
Revenues	$ 81,202	86,263	92,638	101,480
Net income for common stockholders	21,621	15,418	23,881	23,874
Net income per share:				
Basic	.38	.27	.42	.42
Diluted	.38	.27	.42	.42

Regency Centers' Operating Committee



SHOWN FROM LEFT: **James G. Buis** - *Managing Director, Investments Southwest and Midwest* **John F. Euart, Jr.** - *Managing Director, Investments Southeast* **John S. Delatour** - *Managing Director, Operations West* **Mary Lou Fiala** - *President and Chief Operating Officer* **James D. Thompson** - *Managing Director, Operations East* **Martin E. Stein, Jr.** - *Chairman and Chief Executive Officer* **Brian M. Smith** - *Managing Director, Investments Pacific and Midatlantic* **Bruce M. Johnson** - *Managing Director and Chief Financial Officer*

Senior Officers

Thomas R. Engberg
Senior Vice President, Investments — Northern California

Daniel J. Fox
Senior Vice President, Investments — Midwest

Mark W. Carrigan
Senior Vice President, Investments — Southern California

N. Andy Hoffelmer
Senior Vice President, Retailer Services

J. Christian Leavitt
Senior Vice President, Finance and Treasurer

Thomas H. McDonough
Senior Vice President, Investments — Southern California

West Miller
Senior Vice President, Investments — Southwest

William H. Parham, Jr.
Senior Vice President, Investments — Southeast

John H. [illegible]
Senior Vice President, Operations — East

H. Craig Ramey
Senior Vice President, Investments — Pacific Northwest

Stanley E. Hipple
Senior Vice President, Real Estate Accounting and MIS

Directors

Martin E. Stein, Jr.
Chairman and Chief Executive Officer
Regency Centers Corporation

Raymond L. Bank
President and Chief Operating Officer
Merchant Development Corporation

C. Ronald Blankenship
Vice Chairman
Security Capital Group

A. R. Carpenter
Former Vice Chairman
CSX Corporation

J. Dix Druce, Jr.
President
National P.E.T. Scan, LLC

Mary Lou Fiala
President and Chief Operating Officer
Regency Centers Corporation

John T. Kelley, III
Corporate Director
Bridgestone Land Company, Ltd.

Douglas S. Luke
President and Chief Executive Officer
HL Capital, Inc.

John C. Schweitzer
Managing Partner
Campbell Capital, Ltd.

Thomas G. Wattles
Managing Director
Security Capital Group

Terry N. Worrell
President
Worrell Investments

Director Emeritus

Joan Wellhouse Newton
Chairman Emeritus
Regency Centers Corporation

Regency Centers' Office Locations

Corporate Office

Jacksonville
121 W. Forsyth Street, Suite 200
Jacksonville, Florida 32202
Phone: 904.598.7000 or 800.950.6333
Fax: 904.634.3428

Regional Offices

Los Angeles
555 South Flower Street, Suite 3500
Los Angeles, California 90071
Phone: 213.553.2200 or 888.705.3092
Fax: 213.624.2280

Orange County
14200 Culver Drive, Suite S
Irvine, California 92604
Phone: 949.726.6000 or 888.705.3905
Fax: 949.653.9515

San Diego
265 Santa Helena, Suite 211
Solana Beach, California 92075
Phone: 858.847.4600 or 888.458.9270
Fax: 858.350.1669

Walnut Creek
1850 Mt. Diablo Boulevard, Suite 225
Walnut Creek, California 94596
Phone: 925.279.1760 or 800.797.7348
Fax: 925.935.5902

Denver
1873 South Bellaire Street, Suite 600
Denver, Colorado 80222
Phone: 303.300.5300 or 888.920.9500
Fax: 303.691.6905

Miami
8551 N.W. 186th Street
Miami, Florida 33015
Phone: 305.816.3900 or 800.905.1187
Fax: 305.829.3001

Palm Beach
6240 West Indiantown Road, Suite 8
Jupiter, Florida 33458
Phone: 561.741.4500 or 800.905.1187
Fax: 561.748.0280

Tampa
2488 West Brandon Boulevard
Brandon, Florida 33511
Phone: 813.651.4800 or 800.995.6529
Fax: 813.684.3978

Atlanta
1708 Peachtree Street, Suite 425
Atlanta, Georgia 30309
Phone: 404.575.3200 or 800.398.8901
Fax: 404.875.2217

Chicago
One Tower Lane, Suite 360
Oakbrook Terrace, Illinois 60181
Phone: 630.571.4220
Fax: 630.571.4262

St. Louis
16640 Chesterfield Grove Road, Suite 170
Chesterfield, Missouri 63005
Phone: 636.728.2700 or 800.727.0402
Fax: 636.519.9738

Raleigh
101 Maynard Crossing Court
Cary, North Carolina 27513
Phone: 919.466.1500 or 888.468.9800
Fax: 919.469.9883

Cincinnati
4380 Malsbary Road, Suite 500
Cincinnati, Ohio 45242
Phone: 513.686.1600 or 800.877.5776
Fax: 513.891.2467

Portland
4000 S.W. Kruse Way Place,
Bldg. 1, Suite 130
Lake Oswego, Oregon 97035
Phone: 503.534.5200 or 800.465.4558
Fax: 503.675.7600

Dallas
8140 Walnut Hill Lane, Suite 400
Dallas, Texas 75231
Phone: 214.706.2500 or 800.225.4646
Fax: 214.696.9512

Houston
3730 Kirby Drive, Suite 1200
Houston, Texas 77098
Phone: 713.834.1126
Fax: 713.834.1128

Seattle
1601 114th Avenue S.E., Suite 135
Bellevue, Washington 98004
Phone: 425.709.7960 or 888.705.3648
Fax: 425.450.9744



Shoppes of Pebblebrooke, Naples, Fla. 76,767 square feet

General Information

Registrar and Stock Transfer Agent
First Union National Bank
of North Carolina
Charlotte, North Carolina

Independent Auditors
KPMG LLP
Certified Public Accountants
Jacksonville, Florida

General Counsel
Foley & Lardner
Jacksonville, Florida

Stock Listing
New York Stock Exchange Symbol:
REG

The Company's Form 10-K filing with the Securities and Exchange Commission is available on request from the Company.

The Company offers a dividend reinvestment plan which enables its shareholders to automatically reinvest dividends as well as make voluntary cash payments towards the purchase of additional shares. For more information, contact First Union National Bank Shareholder Services Group 1.800.829.8432 or the Company's Shareholder Relations Department.

Regency Centers Corporation
121 West Forsyth St., Suite 200
Jacksonville, Florida 32202
Telephone 904.598.7000

regency centers

www.regencycenters.com

regency centers

121 WEST FORSYTH ST., SUITE 200
JACKSONVILLE, FLORIDA 32202
904.598.7000
WWW.REGENCYCENTERS.COM

regency centers and its people are profoundly committed to serving the communities in which they live and work. During 2001, Regency's employees volunteered more than 1,300 hours of their free time to charities of their choosing. Regency people built four homes for families in need in Jacksonville, Fla.; Dallas; Los Angeles; and Atlanta through Habitat for Humanity. In addition, more than $100,000 in United Way campaign contributions was earmarked to assist residents of nearly every community in which Regency Centers has an office. But in 2001, the generosity of Regency's people went beyond the boundaries of their own communities. About 50 percent of the Company's employees, together with Regency, gave more than $40,000 to the American Red Cross and another $8,000 to the National Association of Realtors. These funds were used to deliver relief to the victims of the September 11th crisis.